     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 2002

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              HUBBELL INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

              CONNECTICUT                                                                              06-0397030
    (State or other jurisdiction of              (Primary Standard Industrial           (I.R.S. Employer Identification Number)
     incorporation or organization               Classification Code Number)

                             ---------------------
                             584 DERBY MILFORD ROAD
                         ORANGE, CONNECTICUT 06477-4024
                                 (203) 799-4100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               RICHARD W. DAVIES
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             584 DERBY MILFORD ROAD
                         ORANGE, CONNECTICUT 06477-4024
                                 (203) 799-4100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                    Copy to:
                            GREGORY A. EZRING, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                                   SUITE 1000
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM        AMOUNT OF
                                                      AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING     REGISTRATION
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTERED            NOTE(1)            PRICE(1)             FEE(1)
----------------------------------------------------------------------------------------------------------------------------------
6.375% Notes due 2012.......................          $200,000,000           99.366%          $198,732,000         $18,283.34
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(1) The registration fee has been calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933 and reflects the book value of the notes as of June 17, 2002. The Proposed Maximum Aggregate Offering Price is estimated solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JUNE 18, 2002.

PROSPECTUS

--------------------------------------------------------------------------------

                              HUBBELL INCORPORATED

                               OFFER TO EXCHANGE

                      $200,000,000 PRINCIPAL AMOUNT OF ITS
                             6.375% NOTES DUE 2012,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
                       FOR ANY AND ALL OF ITS OUTSTANDING
                             6.375% NOTES DUE 2012

--------------------------------------------------------------------------------

     We are offering to exchange all of our outstanding 6.375% Notes due 2012 that were issued on May 15, 2002, which we refer to as the "old notes," for our registered 6.375% Notes due 2012, which we refer to as the "exchange notes." We refer to the old notes and the exchange notes collectively as the "notes." The terms of the exchange notes are identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933 and, therefore, are freely transferable. The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same indenture.

PLEASE CONSIDER THE FOLLOWING:

     -  Our offer to exchange old notes for exchange notes will be open until
        5:00 p.m., New York City time, on              , 2002, unless we extend
        the offer.

     - You should also carefully review the procedures for tendering the old notes beginning on page 5 of this prospectus.

     - If you fail to tender your old notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

     - No public market currently exists for the notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market is anticipated.

INFORMATION ABOUT THE NOTES:

     -  The notes will mature on May 15, 2012.

     - We will pay interest on the notes semi-annually in arrears on May 15 and November 15 of each year at the rate of 6.375% per annum.

     - We may redeem the notes at any time at the redemption prices described on page 28 of this prospectus.

     - The notes rank equally with all of our other unsecured and unsubordinated indebtedness.

                          ----------------------------

     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         , 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
WHERE YOU CAN FIND MORE INFORMATION.........................    i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   ii
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...  iii
PROSPECTUS SUMMARY..........................................    1
THE EXCHANGE OFFER..........................................    5
USE OF PROCEEDS.............................................   10
RATIOS OF EARNINGS TO FIXED CHARGES.........................   10
CAPITALIZATION..............................................   11
SELECTED HISTORICAL CONSOLIDATED DATA.......................   12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   14
BUSINESS....................................................   24
DESCRIPTION OF THE EXCHANGE NOTES...........................   27
BOOK-ENTRY; DELIVERY AND FORM...............................   36
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES..............   38
PLAN OF DISTRIBUTION........................................   42
LEGAL MATTERS...............................................   42
INDEPENDENT ACCOUNTANTS.....................................   42

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission, which we refer to in this prospectus as the "Commission." These documents and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the Commission. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We have elected to incorporate by reference information into this prospectus. By incorporating by reference, we can disclose important information to you by referring to another document we have filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except as described in the following sentence. Any statement in this prospectus or in any document which is incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus or any document that we subsequently file with the Commission that is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus except as so modified or superseded.

     This prospectus incorporates by reference the following documents that we have previously filed with the Commission:

     -  Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     - Quarterly Report on Form 10-Q for the three months ended March 31, 2002; and

     - Current Reports on Form 8-K filed on March 20, 2002, April 29, 2002 and May 10, 2002.

     We are also incorporating by reference all other reports that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering.

     As used in this prospectus, the term "prospectus" means this prospectus, including the documents incorporated by reference or deemed to be incorporated by reference, as the same may be amended, supplemented or otherwise modified from time to time.

     We have filed a Registration Statement on Form S-4 to register with the Commission the exchange notes to be issued in exchange for the old notes. This prospectus is part of that Registration Statement. As allowed by the Commission's rules, this prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement. This information is available free of charge to any holders of securities of Hubbell upon written or oral request to Hubbell Incorporated, 584 Derby Milford Road, P.O. Box 549, Orange, Connecticut 06477-4024, Attention:
Secretary (telephone: (203) 799-4100). IN ORDER TO OBTAIN TIMELY DELIVERY OF SUCH DOCUMENTS, HOLDERS MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER FOR THE NOTES.

     We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained herein. If you are given any information or representations about these matters that is not discussed, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The information contained in this prospectus is current only as of the date on the cover page of this prospectus and may change after that date. The delivery of this prospectus offered hereby does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof. It also does not mean that the information in this prospectus is correct after that date.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "potential," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative or other variations of those terms or comparable terminology, or by discussions of strategy, plans, targets, goals or intentions. Forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors which may cause our actual and future performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include: achieving sales levels to fulfill revenue expectations; unexpected costs or charges, certain of which may be outside our control; general economic and business conditions in the United States and in other countries in which we manufacture and sell products; competition; and the extent to which we are able to achieve savings from our restructuring plans and the impact of acquisitions.

     We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

     We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained or incorporated by reference to this prospectus.

                               PROSPECTUS SUMMARY

     In this prospectus, the words "Hubbell," the "Company," "we," or "us" refer to Hubbell Incorporated and its subsidiaries. The following summary contains basic information about Hubbell and this exchange offer. It does not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document, including the documents incorporated by reference and the documents to which we have referred you.

                                  OUR COMPANY

     Hubbell Incorporated was founded as a proprietorship in 1888, and was incorporated in the State of Connecticut in 1905. We are primarily engaged in the engineering, manufacture and sale of electrical and electronic products. For over a century, we have manufactured and sold electrical and electronic products for a broad range of commercial, industrial, residential, telecommunications and utility applications. Since 1961, we have expanded our operations into other areas of the electrical industry and related fields. Our products are now manufactured and assembled by thirty-one divisions and subsidiaries in North America, Switzerland, Puerto Rico, Mexico, Italy and the United Kingdom. We also participate in a joint venture in Taiwan, and maintain sales offices in Singapore, the People's Republic of China, Mexico, Hong Kong, South Korea and the Middle East. The mailing address of our principal executive offices is 584 Derby Milford Road, Orange, Connecticut 06477 and the telephone number of our principal executive offices is (203) 799-4100.

RECENT DEVELOPMENTS

     ACQUISITION OF MYTECH CORPORATION

     In October 2001, we acquired the stock of MyTech Corporation ("MyTech"). Based in Austin, Texas, MyTech designs, manufactures and markets microprocessor-based, digital, self-adjusting occupancy sensors, high intensity discharge ("HID") dimming controls, photocells and other lighting related electronic control products used primarily to reduce energy consumption in commercial and industrial applications by turning off lights and other electronic devices in areas that are unoccupied. MyTech is included in our Electrical Segment.

     ACQUISITION OF HAWKE CABLE GLANDS LIMITED

     In March 2002, we acquired the stock of Hawke Cable Glands Limited ("Hawke"). Based in Ashton-Under-Lyne, England, Hawke designs, manufactures and markets cable glands and cable connectors to provide a means to terminate cables at junction boxes, light fixtures, control centers, panel boards, motor control enclosures and electrical equipment, as well as a line of enclosures, cable transit, breathers, and field bus products, all for the hazardous area and industrial markets. Hawke is included in our Electrical Segment.

     ACQUISITION OF LCA GROUP, INC.

     On April 26, 2002, we completed our acquisition of LCA Group, Inc. ("LCA"), the domestic lighting business of U.S. Industries, Inc. The purchase price for the acquisition was $250 million in cash subject to adjustment based on certain circumstances. Through six major manufacturing facilities and multiple distribution centers throughout the United States, the group manufactures and distributes a wide range of outdoor and indoor lighting products to the commercial, industrial and residential markets under various brand names, including Alera, Kim, Spaulding, Whiteway, Moldcast, Architectural Area Lighting, Columbia, Keystone, Prescolite, Dual Lite and Progress.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

The Exchange Offer.........   $1,000 principal amount of exchange notes in
                              exchange for each $1,000 principal amount of old notes. The exchange notes are identical to the old notes in all respects, except that the old notes were not registered under the Securities Act.
                              Together, the old notes and the exchange notes constitute an issuance of 6.375% Notes due 2012 under the indenture, dated as of September 15, 1995. As of the date hereof, $200.0 million in aggregate principal amount of old notes are outstanding.

                              Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to certain third parties unrelated to us, we believe that exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

                              - are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

                              - are a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

                              - acquired the exchange notes other than in the ordinary course of your business; or

                              - have an arrangement or understanding with any person to engage in the distribution of exchange notes.

                              However, the Commission has not considered the exchange offer in the context of a no-action letter and we cannot be sure that the staff of the Commission would make a similar determination with respect to the exchange offer as in such other circumstances. In order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Registration Rights
Agreement..................   We sold the old notes on May 15, 2002, in a
                              private placement in reliance on Section 4(2) of the Securities Act. The old notes were immediately resold by the initial purchasers in reliance on Rule 144A and Regulation S under the Securities
                              Act. At the same time, we entered into a registration rights agreement with the initial purchasers requiring us to make the exchange offer. The registration rights agreement also requires us to use our reasonable best efforts to:

                              - cause the registration statement with respect to the exchange offer to be filed with the Commission; and

                              - consummate the exchange offer within 30 days after the exchange offer registration statement becomes effective.

                              See "The Exchange Offer -- Purpose and Effect." If we do not do complete the exchange offer, or if the shelf registration statement (if required) is not declared effective, in each case within 180 days of the date the old notes were issued, the interest rate on the old notes will increase by 0.50% per annum.

Expiration Date............   The exchange offer will expire at 5:00 p.m.,
                                       , 2002, New York City time, or a later
                              date and time if we extend it (the "Expiration
                              Date").

Withdrawal.................   The tender of the old notes pursuant to the
                              exchange offer may be withdrawn at any time prior to the Expiration Date. Any old notes not accepted for exchange for any reason will be returned without expense as soon as practicable after the expiration or termination of the exchange offer.

Interest on the Exchange
Notes and the Old Notes....   Interest on the exchange notes will accrue from
                              the last interest payment date on which interest was paid on the old notes or, if the old notes are surrendered for exchange on a date subsequent to the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, such later interest payment date. No additional interest will be paid on the old notes tendered and accepted for exchange.

Conditions to the Exchange
Offer......................   The exchange offer is subject to customary
                              conditions, some of which may be waived by us. See
                              "The Exchange Offer -- Conditions to Exchange
                              Offer."

Procedures for Tendering
Old Notes..................   If you wish to accept the exchange offer, you must
                              complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the signed copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus. If you are a person holding the old notes through the Depository Trust Company and wish to accept the exchange offer, you must do so through the Depository Trust Company's
                              Automated Tender Offer Program, by which you will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, you will be making a number of important representations to us, as described under "The Exchange Offer -- Purpose and Effect."

                              Under certain circumstances specified in the registration rights agreement, including, but not limited to the exchange offer not being available or not having been completed by September 12, 2002, we will be required to file a "shelf" registration statement for the old notes for a continuous offering under Rule 415 under the Securities Act.

                              We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the Expiration Date. The exchange notes issued in the exchange offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Exchange Agent.............   JPMorgan Chase Bank is serving as exchange agent
                              in connection with the exchange offer.

Federal Income Tax
Considerations.............   We believe the exchange of old notes for exchange
                              notes in the exchange offer will not constitute a sale or an exchange for federal income tax purposes. See "Certain United States Federal Tax
                              Consequences."

Effect of Not Tendering....   Old notes that are not tendered or that are
                              tendered but not accepted will, following the completion of the exchange offer, continue to be subject to their existing transfer restrictions.
                              We will have no further obligation to provide for registration under the Securities Act of such old notes.

                   SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

Securities Offered.........   $200,000,000 principal amount of 6.375% Notes due
                              2012.

Maturity...................   May 15, 2012.

Interest...................   6.375% per annum, payable semi-annually in arrears
                              on May 15 and November 15. The exchange notes will bear interest from the most recent interest payment date to which interest has been paid.

Optional Redemption........   We may redeem some or all of the notes, at any
                              time or from time to time, at the redemption prices described in the section entitled
                              "Description of the Notes -- Optional Redemption."
                              The notes will not be subject to any sinking fund provision.

Ranking....................   The notes will be direct, unsecured obligations of
                              Hubbell. The indebtedness represented by the notes will rank senior to all indebtedness of Hubbell that by its terms is subordinated in right of payment. The notes will be effectively subordinated to all existing and future liabilities of our subsidiaries, including indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. See
                              "Description of the Notes -- Ranking."

Separate Series of Debt
Securities under the
Indenture..................   We may issue debt securities under the indenture
                              from time to time in one or more series, which are each sometimes referred to herein as a "series" of debt securities. The exchange notes, together with any old notes that remain outstanding following consummation of the exchange offer will constitute a separate series of debt securities under the indenture.

Certain Covenants..........   We will issue the notes under an indenture with
                              JPMorgan Chase Bank, as trustee. The indenture will, among other things, restrict our ability and the ability of our "restricted subsidiaries," as that term is defined in the indenture, to:

                              - create or assume, otherwise than in favor of Hubbell or a subsidiary, any mortgage, pledge or other lien or encumbrance upon any Principal Property (as such term is defined in the indenture) or upon any stock of any subsidiary or any indebtedness of any such subsidiary to Hubbell or such restricted subsidiary, whether now owned or hereafter acquired, without likewise securing the outstanding debt securities of any series under the indenture equally and ratably with any and all other obligations and indebtedness thereby secured so long as any such other obligations and indebtedness are so secured (provided, that for the purpose of providing such equal and ratable security, the principal amount of outstanding debt securities of discount securities will be such portion of the principal amount as may be specified in the terms of that series); and

                              -  enter into specified sale and leaseback
                                 transactions with respect to any Principal
                                 Property which was owned by Hubbell or such restricted subsidiary on the date of the indenture.

                              These covenants are subject to certain exceptions and limitations and you should carefully review the information under "Description of the Notes -- Certain Restrictions" for more information.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     Together with the sale by us of the old notes on May 15, 2002, we entered into a registration rights agreement, dated May 15, 2002, with the initial purchasers, which requires that we file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of that registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement provides that we must use reasonable best efforts to cause the registration statement with respect to the exchange offer to be filed with the Commission and to complete the exchange offer within 30 days of the effective date of such registration statement.

     Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain additional interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the old notes could be adversely affected by the consummation of the exchange offer.

     In order to participate in the exchange offer, a holder must represent to us, among other things, that:

     - the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

     - the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

     - the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

     - the holder is not an "affiliate," as defined under Rule 405 under the Securities Act, of ours.

     Under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offering in connection with the old notes pursuant to Rule 415 under the Securities Act. See "-- Procedures for Tendering."

     Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

     - is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

     - is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

     - acquired the exchange notes other than in the ordinary course of the holder's business; or

     - the holder has an arrangement or understanding with any person to engage in the distribution of exchange notes within the meaning of the Securities Act.

     Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

     The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

     As of the date of this prospectus, old notes representing $200.0 million in aggregate principal amount were outstanding and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

     We will be deemed to have accepted validly tendered old notes when, as, and if we have given oral or written notice thereof to JPMorgan Chase Bank, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading "Conditions to the Exchange Offer" or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date unless the exchange offer is extended.

     Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date shall be 5:00 p.m., New York City time, on          ,
2002, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

     (i) to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under "Conditions to Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

     (ii)   to amend the terms of the exchange offer in any manner.

     In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

PROCEDURES FOR TENDERING

     Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under "Book Entry Transfer," to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or signed copy to the exchange agent prior to the expiration date. In addition:

     - certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

     - a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the old notes, if that procedure is available, into the exchange agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

     -  you must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "Exchange Agent" prior to the expiration date.

     Your tender, if not withdrawn before the expiration date will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR YOU.

     Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering its old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless old notes tendered pursuant thereto are tendered:

     (i) by a registered holder who has not completed the box entitled "Special Registration Instruction" or "Special Delivery Instructions" on the letter of transmittal, or

     (ii)   for the account of an Eligible Institution.

     If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the old notes.

     If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

     All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

     In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under "Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

     By tendering, you will be representing to us that, among other things:

     - the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

     - you are not engaging in and do not intend to engage in a distribution of the exchange notes;

     - you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and

     - you are not an "affiliate," as defined under Rule 405 of the Securities Act, of ours.

     In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely Book-Entry Confirmation of such old notes into the exchange agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to the Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

     Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer such old notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, (i) the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "Exchange Agent" on or prior to the expiration date or (ii) the guaranteed delivery procedures described below must be complied with.

     The Depository Trust Company's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through the Depository Trust Company. To accept the exchange offer through ATOP, participants in the Depository Trust Company must send electronic instructions to the Depository Trust Company through the Depository Trust Company's communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to the Depository Trust Company and transmitted by the Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder's old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

     -  the tender is made through an Eligible Institution;

     - prior to the expiration date, the exchange agent receives from that Eligible Institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the Eligible Institution with the exchange agent; and

     - the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

     Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal of a tender of old notes to be effective, a written or, for the Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under "Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

     - specify the name of the person having deposited the old notes to be withdrawn (the "Depositor");

     - identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

     - specify the name in which any such old notes are to be registered, if different from that of the Depositor.

     All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, which determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures under "Procedures for Tendering" at any time on or prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

     All executed letters of transmittal should be directed to the exchange agent. JPMorgan Chase Bank has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

     By Registered or Certified Mail, Hand Delivery or Overnight Courier:
JPMorgan Chase Bank, 4 New York Plaza, 13(th) Floor, New York, New York 10041;
Attn: Victor Matis, ITS -- Money Market Operations.

     By Facsimile: (Eligible Institutions Only): (212) 623-8424, (212) 623-8430 or (212) 623-8470; or For Information or Confirmation by Telephone: (212) 623-8286.

     If documents are sent by facsimile, do not send original documents or additional copies by mail, by hand, or by overnight courier.

FEES AND EXPENSES

     We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include accounting, legal, printing, and related fees and expenses.

TRANSFER TAXES

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

                                USE OF PROCEEDS

     This exchange offer is intended to satisfy our obligations under the registration rights agreement dated as of May 15, 2002 by and among Hubbell Incorporated and the initial purchasers named therein. We will not receive any cash proceeds from the issuance of the exchange notes. We will only receive old notes with a total principal amount equal to the total principal amount of the exchange notes issued in the exchange offer.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table presents the ratios of earnings to fixed charges for Hubbell Incorporated and its consolidated subsidiaries for the periods indicated.

                                                     THREE MONTHS      FISCAL YEAR ENDED DECEMBER 31,
                                                    ENDED MARCH 31,   --------------------------------
                                                         2002         2001   2000   1999   1998   1997
                                                    ---------------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(1).............        9.2         3.9    9.1    11.4   19.4   19.6

-------------------

(1) For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expense and premiums, and one-third of rental expenses, which we deem representative of an interest factor. If special charges and gains on sales of business were excluded from earnings for the purpose of this calculation, the ratio of earnings to fixed charges would be 9.0 for the three months ended March 31, 2002; 6.5 for the fiscal year ended 2001; 8.4 for the fiscal year ended 2000; 10.9 for the fiscal year ended 1999; 19.4 for the fiscal year ended 1998; and 25.0 for the fiscal year ended 1997.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 2002 on an actual basis and an as adjusted basis to give effect to the offering of the notes and the use of proceeds therefrom. This table should be read in conjunction with, and is qualified in its entirety by reference to, the information appearing elsewhere in this prospectus under the caption "Selected Financial Data of Hubbell Incorporated" and our consolidated financial statements and related notes incorporated by reference in this prospectus.

                                                                        PRO FORMA
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
DEBT
Commercial Paper............................................  $74.8     $   74.8
Senior Unsecured Notes......................................   99.8         99.8
Credit Facilities...........................................     --           --
New Commercial Paper........................................     --         52.0
Senior Unsecured Notes......................................     --        200.0
                                                              ------    --------
             Total debt.....................................  $174.6    $  426.6
                                                              ======    ========
SHAREHOLDERS' EQUITY
Common Stock, par value $.01
             Class A -- authorized 50,000,000 shares,
              outstanding 9,671,623.........................  $ 0.1     $    0.1
             Class B -- authorized 150,000,000 shares,
              outstanding 49,302,372........................    0.5          0.5
Additional paid-in capital..................................  213.8        213.8
Retained earnings...........................................  548.5        548.5
Cumulative translation adjustments..........................  (19.6)       (19.6)
Unrealized gain on investments..............................    0.1          0.1
                                                              ------    --------
             Total shareholders' equity.....................  743.4        743.4
                                                              ------    --------
             Total capitalization...........................  $918.0    $1,170.0
                                                              ======    ========

                     SELECTED HISTORICAL CONSOLIDATED DATA

     The selected financial data of Hubbell Incorporated and its consolidated subsidiaries presented below for the fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. We have prepared this consolidated selected financial data using our consolidated financial statements for the five years ended December 31, 2001. The selected consolidated financial data as of and for the three months ended March 31, 2002 and March 31, 2001 have been derived from our unaudited consolidated financial statements for these periods, which, in the opinion of our management, reflect all adjustments, consisting of normal recurring items, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. The selected financial data appearing below is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes that have been incorporated by reference in this prospectus and that we have filed with the Commission, as well as information appearing under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                           THREE MONTHS
                                                             FISCAL YEAR ENDED                            ENDED MARCH 31,
                                          --------------------------------------------------------     ---------------------
                                            2001         2000         1999       1998       1997         2002         2001
                                          --------     --------     --------   --------   --------     --------     --------
                                                      (DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Net sales...............................  $1,312.2      1,424.1      1,451.8    1,424.6    1,378.8        301.7        344.1
Gross Profit(4).........................  $  314.0(1)     369.1(2)     409.0      438.2      430.4         76.4         86.5
Special charges (credit), net...........  $   40.0(1)       (.1)(2)       --         --       52.0(3)       0.7(1)        --
(Gain) on sale of business..............  $   (4.7)       (36.2)(2)     (8.8)        --         --         (1.4)          --
Operating income(4).....................  $   56.5(1)     184.5(2)     194.4      226.1      171.6         26.3         29.9
Net income(4)...........................  $   48.3(1)     138.2(2)     145.8      169.4      130.3(3)      19.5         21.1
    Return on sales.....................       3.7%         9.7%        10.0%      11.9%       9.5%         6.5%         6.1%
    Return on common shareholders'
      average equity....................       6.4%        17.0%        17.2%      20.3%      16.6%         n/a*         n/a*
Earnings per share
    Basic(4)............................  $   0.83(1)      2.26         2.24       2.56       1.94(3)      0.33         0.36
    Diluted(4)..........................  $   0.82(1)      2.25         2.21       2.50       1.89(3)      0.33         0.36
Cash dividends declared per common
  share.................................  $   1.32         1.31         1.27       1.22       1.13         0.33         0.33
Average number of common shares
  outstanding (diluted).................  $   58.9         61.3         65.9       67.7       68.8         59.5         58.8
Operating cash flow.....................  $  199.3        123.8        176.0      190.4      148.6         34.9         31.6
Additions to property, plant and
  equipment.............................  $   28.6         48.6         53.7       86.1       60.6          3.9          9.2
Depreciation and amortization(4)........  $   53.0         54.9         52.8       48.1       43.2         11.3         14.5
FINANCIAL POSITION
Working capital.........................  $  224.4        123.2        209.4      219.8      339.9        214.1        132.4
Current ratio...........................  1.8 to 1     1.3 to 1     1.6 to 1   1.6 to 1   2.3 to 1     1.7 to 1     1.3 to 1
Property, plant and equipment (net).....  $  264.2        305.3        308.9      310.1      251.9        256.6        301.8
Total assets............................  $1,205.4      1,448.5      1,407.2    1,390.4    1,284.8      1,220.0      1,401.3
Long-term debt..........................  $   99.8         99.7         99.6       99.6       99.5         99.8         99.7
Common shareholders' equity:
    Total...............................  $  736.5        769.5        855.8      840.6      830.3        743.4        759.1
    Per share...........................  $  12.50        12.55        13.00      12.42      12.06        12.49        12.91
Number of employees.....................     8,771       10,469       10,190     10,562      8,801        8,358       10,102

-------------------

(1) In 2001, we recorded a special charge of $56.3 million, offset by a $3.3 million reversal relating to the 1997 streamlining program. A portion of the total 2001 charge, $13.0 million, relates to product rationalization which is classified in cost of goods sold. This special charge, net, reduced 2001 net income by $35.5 million or $0.60 per share. Excluding the special charge, net, 2001 net income would have been $83.8 million or $1.42 per share diluted. In addition to the 2001 charge, expenses totaling approximately $6.0 million are expected to be charged against profit in 2002, as costs are incurred and specific actions are announced and implemented. Of the total expected 2002 charge amount, $0.7 million was recorded in the first quarter.

(2) Special charge (credit) for 2000 reflects a special charge, offset by a reduction in the streamlining program accrual established in 1997. In addition, $20.3 million for product rationalization is included in cost of goods sold.

(3) In 1997, we recorded a special charge of $52.0 million which reduced net income by $32.2 million or $0.47 per share. Excluding the special charge, net income would have been $162.5 million or $2.36 per share -- diluted.

(4) On January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". As a result of adopting SFAS No. 142, the Company stopped recording goodwill amortization expense. The following table summarizes the impact on net income and earnings per share had goodwill not been amortized in all prior periods presented:

                                                                                   THREE MONTHS
                                                    FISCAL YEAR ENDED             ENDED MARCH 31,
                                          -------------------------------------   ---------------
                                          2001    2000    1999    1998    1997         2001
                                          -----   -----   -----   -----   -----   ---------------
                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
     Pretax goodwill amortization......   $ 8.2     8.2     7.8     6.6     6.2         2.1
                                          =====   =====   =====   =====   =====        ====
     Reported net income...............   $48.3   138.2   145.8   169.4   130.3        21.1
     Addback: Goodwill amortization....   $ 6.8     7.4     7.0     6.0     5.7         1.6
                                          -----   -----   -----   -----   -----        ----
     Pro forma net income..............   $55.1   145.6   152.8   175.4   136.0        22.7
                                          =====   =====   =====   =====   =====        ====
     Pro forma earnings per
       share-diluted...................   $0.93    2.37    2.32    2.59    1.97        0.39
                                          =====   =====   =====   =====   =====        ====

     The Company is in process of performing the initial impairment tests of the recorded value of goodwill, as is required by this standard. Any impairment which results will be recorded as the cumulative effect of a change in accounting principle, retroactive to the first quarter of 2002. This process must be completed and the impairment determined by year-end 2002.

 * Return on common shareholders' average equity is not calculated on a quarterly basis.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The discussion and analysis that follow reflect management's assessment of the financial condition and results of operations of Hubbell Incorporated and should be read in conjunction with our consolidated financial statements included in our annual report on Form 10-K and our quarterly report on Form 10-Q incorporated by reference in this prospectus.

RESULTS OF OPERATIONS -- FIRST QUARTER 2002 COMPARED TO FIRST QUARTER 2001

     First quarter results of operations reflect general economic weakness throughout our markets as compared with the first quarter of 2001. Lower levels of economic activity versus the prior year first quarter, particularly in our industrial, telecommunications and, to a lesser extent, commercial markets, has reduced the rate of incoming orders and, consequently, reported sales and profits.

     Consolidated net sales for the first quarter of 2002 declined 12% versus the comparable period of the prior year. Adjusting for the late fourth quarter 2001 acquisition of MyTech Incorporated ("MyTech") and first quarter 2002 acquisition of Hawke Cable Glands ("Hawke"), sales declined 13% in the quarter versus 2001. Operating income for the quarter fell 12% versus the 2001 first quarter. However, excluding the following effects, pro forma operating income year-to-date versus 2001 was down 20%:

     - Ongoing costs associated with the streamlining and cost reduction program which began in the fourth quarter of 2001;

     - Favorable adjustment to the previously recorded gain on sale of Wavepacer DSL assets;

     - Elimination of goodwill amortization in conjunction with our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"

     On a net basis, these items added $2.8 million to consolidated pretax profit in the quarter, or $.04 per diluted share, of which the largest item was the change in accounting for goodwill.

     The pro forma operating profit decline exceeded the sales decline primarily due to unabsorbed manufacturing costs and a larger proportion of lower margin products in the overall sales mix. Cost reduction actions, particularly those associated with the cost reduction program, have been targeted at those operations affected by the slowdown. Capacity reduction and other cost reduction actions underway are expected to continue to minimize the margin decline by reducing the variable costs associated with lower sales and partially reducing fixed costs.

      SEGMENT RESULTS

     The following profit comparisons exclude the effects of the charge related to the capacity reduction plan, favorable DSL gain adjustment and impact of adoption of the provisions of SFAS No. 142.

     Electrical Segment sales declined 12% in the first quarter 2002 versus the comparable period of 2001. The sales decline is attributable to lower orders of lighting and wiring products and a decline in orders from data/telecommunications customers affecting sales of premise wiring and the multiplexing products of Pulse Communications. Partially offsetting these declines were improved sales of commodity electrical "rough-in" products associated with increased market share and improved sales of harsh/hazardous electrical products, primarily resulting from the Hawke acquisition and higher energy related construction activity. Segment pro forma operating income fell 18% in the quarter. Volume declines of higher margin industrial application products and, to a lesser extent, unabsorbed manufacturing expenses, combined to reduce quarterly operating income in the Segment versus the first quarter of 2001.

     Power Segment sales declined 9% in the 2002 first quarter versus 2001 as a result of overall lower order input levels, primarily from utility industry customers. Sales were favorably impacted in the quarter from storm-related activity in the Midwest, which generated increased stock shipments of connectors, pole line hardware and over voltage products. However, this activity was more than offset by lower orders due to weak economic conditions and the utility industry's continued emphasis on investment in generating capacity as opposed to the Segment's transmission and distribution products. Pro forma operating income in the quarter declined 16% primarily due to the lower sales and unabsorbed manufacturing expenses. Daily order activity in the Segment improved toward the end of the quarter. However, substantially higher levels of bookings are not expected for the balance of the year.

     Industrial Technology Segment reported substantially lower sales and margins in the quarter with sales down 23% and pro forma operating income down 52%. These declines reflect the recessionary conditions that exist throughout the Segment's markets including domestic steel and heavy industry and, on a worldwide basis, high voltage test and measurement markets. While market conditions are not forecast to recover until 2003, margin rates are expected to improve in the second half of the year as cost reduction actions are completed.

      SPECIAL AND NON-RECURRING CHARGES

     As described below under "Special and Non-Recurring Charges -- 2001," we initiated the 2001 streamlining and cost reduction program (the "Plan") primarily to reduce our productive capacity and realign employment levels to better match with lower actual and forecast rates of incoming business. As described below, we expect the Plan to require a cumulative charge to profit and loss of approximately $62 million. In addition to the 2001 charge of $56.3 million, expenses totaling approximately $6.0 million are expected to be charged against profit in 2002, as costs are incurred and specific actions are announced and implemented. Of the total expected 2002 charge amount, $0.7 million was recorded in the first quarter.

     The following table sets forth the original components and status of the streamlining and cost reduction program at March 31, 2002 (in millions):

                                                           EMPLOYEE     ASSET     EXIT
                                                           BENEFITS   DISPOSALS   COSTS   OTHER   TOTAL
                                                           --------   ---------   -----   -----   -----
Accrual balance at December 31, 2001.....................   $ 7.9        $--      $1.8    $6.8    $16.5
Additional program costs.................................     0.5         --       0.2      --      0.7
Cash expenditures........................................    (2.9)        --      (0.2)   (0.4)    (3.5)
                                                            -----        ---      -----   -----   -----
Remaining Accrual........................................   $ 5.5        $--      $1.8    $6.4    $13.7
                                                            =====        ===      =====   =====   =====

     Substantially all actions contemplated are scheduled for completion by December 31, 2002. Cash expenditures under the plan to date total approximately $8 million for severance and other costs of facility closings. Additional cash expenditures of $18 million are expected to be incurred, net of approximately $9 million in asset sale recoveries.

      SELLING AND ADMINISTRATIVE (S&A) EXPENSES

     S&A expenses of $50.8 million were 16.8% of sales in the 2002 first quarter compared with $56.6 million, 16.4% of sales, in the 2001 first quarter. While S&A as a percentage of sales was up modestly year-over-year, the 2002 first quarter rate compares favorably with the 18.2% rate experienced in the 2001 fourth quarter. The decline from the 2001 fourth quarter is primarily due to the effects of S&A workforce reductions implemented in connection with the streamlining and cost reduction program.

      GAIN ON SALE OF BUSINESS

     In April 2000, we completed the sale of our Wavepacer Digital Subscriber Line assets for a purchase price of $61.0 million. We recognized a gain on this sale of $36.2 million in 2000. At the time of sale, we retained a contractual obligation to supply product to the buyer at prices below manufacturing cost, resulting in an adverse commitment. Management revised the remaining adverse commitment accrual at March 31, 2002 to reflect lower order quantities and projected costs than previously estimated, which resulted in an additional gain of $1.4 million. Deliveries under this contract ended in April 2002, and although final order quantities are known, ongoing service and warranty costs continue to be estimated and reserved. Expenditures under the commitment are expected to conclude by the end of the 2002 third quarter.

      OTHER INCOME/EXPENSE

     Investment income declined 62% in the 2002 first quarter versus the first quarter of 2001 due to lower average cash and investment balances and lower average interest rates. Similarly, year-over-year interest expense declined 58% due to lower average debt levels and lower average interest rates on our outstanding commercial paper.

      INCOME TAXES

     Our effective tax rate in the first quarter 2002 was 23%, down from 25% in the 2001 first quarter, but consistent with the rate in the 2001 second and third quarters. The rate reduction versus the prior year is primarily a result of lower earnings being derived from domestic operations, which have comparatively higher tax rates.

      NET INCOME AND EARNINGS PER SHARE

     Net income and diluted earnings per share declined in response to the decline in segment operating profit and the increase in special and non-recurring charges, offset by the elimination of amortization of goodwill in accordance with SFAS No. 142 and the favorable adjustment related to the previously recorded gain on sale of DSL assets.

RESULTS OF OPERATIONS -- YEAR ENDED 2001 COMPARED TO YEAR ENDED 2000

     Consolidated net sales declined 8% versus the prior year as a result of widespread economic weakness throughout our markets in 2001 and, in particular, the period following the terrorist events of September 11. Although depressed economic conditions negatively affected orders and sales in a majority of our product lines, improvements in customer service and modest growth in oil & gas markets did provide positive year-over-year comparisons in our commodity electrical and harsh and hazardous product offerings, respectively.

     Pro forma operating income, defined as reported operating income excluding the effects in both years of special and non-recurring charges and gains on sale of business, declined 39%. This decline exceeded the decline in sales primarily due to the effects of unabsorbed fixed manufacturing costs and a larger proportion of lower margin sales constituting the overall sales mix. However, cost reduction actions, which began in the fourth quarter of 2000, were effective at containing the margin decline by reducing variable costs associated with lower sales and partly reducing fixed costs. To further these efforts, we completed development in December 2001 of a comprehensive plan to reduce manufacturing capacity and targeted fixed costs and recorded a net $53.0 million pre-tax special charge to cover the cost of facility closures, workforce reductions, outsourcing and other actions. Management expects the actions covered by the charge to improve operating margins by 1-1 1/2 percentage points when fully implemented. Sales and profits in 2001 also reflect a full year's results of GAI-Tronics Corporation ("GAI-Tronics"), which we acquired in July 2000.

      SEGMENT RESULTS

     Electrical Segment sales declined 10% due to significantly lower orders in the segment's core specification-grade wiring devices and lighting product lines and a decline in demand from data/telecommunications customers, affecting sales of premise wiring and the multiplexing products of Pulse Communications ("Pulse"). Partially offsetting these declines were improved sales of commodity electrical boxes and fittings resulting from improvements in customer service, and generally healthier harsh/hazardous electrical products markets associated with an increase in energy exploration and processing projects. The segment's operating profits on a comparative basis fell by 39% due to high unabsorbed manufacturing expenses and the volume decline in higher margin industrial application products.

     Power Segment sales also declined 10% on lower shipments across most product families including over-voltage, connectors, apparatus and tool & rod. Full year sales in this Segment reflect a slowing, which began in the second half of 2000, in order input from utility industry customers. Lower utility industry demand is attributable to generally weak economic conditions and the industry's emphasis on investment in generating capacity as opposed to the segment's distribution and transmission products. Operating income declined 39% due to the lower sales and unabsorbed fixed expenses. In addition, the segment incurred an expense of $3 million in connection with a third quarter customer bankruptcy and $3.8 million in the second quarter related to the impairment of manufacturing facility assets.

     Industrial Technology Segment sales increased 14% for the year versus 2000 as a result of the July 2000 acquisition of GAI-Tronics. GAI-Tronics is a leading supplier of specialized communications systems designed for indoor, outdoor and hazardous environments. However, excluding the strong contribution from GAI-Tronics, sales fell 16% as a result of the segment's reliance on domestic industrial markets including steel processing and industrial controls, which were in recession for most of 2001. In addition, worldwide demand fell sharply during the year for the test sets produced by the segment's high voltage test businesses. Operating income, including the full year results from GAI-Tronics, fell 48% due to the sharp decline in sales which outpaced management's ability to respond with commensurate cost reduction actions. We are continuing our program to transition this segment, through internal development, into faster growing and more profitable instrumentation and industrial communications markets.

      SPECIAL AND NON-RECURRING CHARGES -- 2001

     Full year operating results in 2001 reflect special and non-recurring charges offset by a $3.3 million reduction in the streamlining program accrual established in 1997. These net costs, which were recorded in the fourth quarter, total $53.0 million ($35.5 million net of tax, or $0.60 per diluted share).

     The 2001 streamlining and cost reduction initiative (the "Plan") is comprised of a variety of individual programs and was primarily undertaken to reduce our productive capacity and realign employment levels to better match with lower actual and forecast rates of incoming business. In total, we expect the Plan to require a cumulative charge to profit and loss of $62.0 million. In addition to the 2001 charge of $56.3 million, we expect expenses totaling approximately $6.0 million to be charged against profits in 2002, as costs are incurred and specific actions are announced and implemented.

     A breakdown of the major programs specified in the Plan and its attendant cost of $62.0 million is as follows:

     - Capacity reduction ($22.5 million) -- includes facility rationalization and other capacity reduction actions. Facility rationalization reflects management's decision to permanently reduce the manufacturing space we occupy and consolidate and eliminate office space in each Segment. In total, the Plan covers the cost of closing six manufacturing facilities representing approximately 600,000 square feet, 11% of our approximately
        5.6 million total active manufacturing square footage. In addition, we are eliminating three offices totaling approximately 100,000 square feet through consolidation. Other capacity reductions include the write-off of surplus productive assets which will no longer be used. These reductions are related to facilities to be closed and relate to product lines deemed to have excess fixed investment (i.e., tools, dies, machinery) versus the capacity needed to produce at forecast volumes. These actions occurred primarily in the Power Segment, within the Lighting products group of the Electrical Segment and in the Industrial Technology Segment.

     - Workforce reductions ($12.1 million) -- in addition to the 10% reduction in overall employment levels recorded through the first nine months of the year, the Plan contemplates a further 9% reduction in overall employment levels through voluntary and involuntary termination, mainly focused on indirect manufacturing and salaried employees in each of our segments.

     - Outsourcing ($3.8 million) -- primarily includes asset write-off costs in support of decisions to exit manufacturing of certain end products and components not considered core competencies of the business and to procure these products and components from lower cost sources of supply both domestically and internationally.

     - Exit product lines ($13.0 million) -- this program reflects management's decision to streamline our product offering and eliminate non-strategic inventory across all business units. The cost of this program is included in Cost of goods sold in our Consolidated Statement of Income included in our annual report on Form 10-K incorporated by reference herein. This rationalization of product is intended to facilitate improvements in manufacturing efficiencies and lower working capital needs.

     - Other ($10.6 million) -- primarily includes costs associated with environmental remediation actions of previously exited facilities in anticipation of their disposal and costs associated with uncompleted acquisitions.

     Substantially all actions contemplated in the Plan are scheduled for completion by December 31, 2002. Once complete, management expects the Plan to provide $20 million in ongoing annual savings primarily realized through lower manufacturing, selling and administrative costs. Cash expenditures under the Plan will be approximately $26 million for severance and other costs of facility closings, net of an estimated $9 million in asset sale recoveries.

      SPECIAL AND NON-RECURRING CHARGES -- 2000

     Full year operating results in 2000 also reflect a special and non-recurring charge offset by a reduction in the streamlining program accrual established in 1997. These net costs, which were recorded in the first and second quarters of 2000, total $23.7 million ($17.8 million net of tax, or $0.29 per diluted share).

     Net sales included a non-recurring charge of $3.5 million related to an increase in the reserve for customer returns and allowances primarily in response to higher customer credit activity associated with inaccurate/ incomplete shipments from an electrical products central distribution warehouse that began operation in late 1999. Cost of sales reflected a special charge of $20.3 million in connection with management's decision to streamline our product offering and eliminate non-strategic inventory across all business units.

     Special charge, net, reflects the cost of first and second quarter 2000 cost reduction and streamlining actions of $10.4 million offset by a $10.5 million reversal, in connection with management's ongoing review, of costs accrued in connection with the 1997 streamlining program. The special charge costs primarily related to asset impairments and facility consolidation actions undertaken to reduce ongoing operating costs and exit certain joint venture arrangements. All actions under the 2000 special charge were completed in the first quarter of 2001.

      1997 STREAMLINING PLAN

     In 1997, we recorded a special charge of $52.0 million ($32.2 million after-tax or $.47 per share), comprised of $32.4 million of accrued consolidation and streamlining costs, $9.5 million of facility asset impairments, a $7.4 million goodwill asset impairment, and other current employee and product line exit costs of $2.7 million. We undertook the consolidation and streamlining initiatives to optimize the organization and cost structure primarily within the Electrical and Power Segments.

     As part of management's ongoing review of estimated program costs in connection with the 1997 plan, adjustments in the amount of $3.3 million and $10.5 million were made in 2001 and 2000, respectively. These adjustments reflected costs originally estimated as part of the 1997 plan which were deemed no longer required to complete certain actions in the Electrical and Power Segments. The change in estimate in 2001 of $3.3 million primarily occurred within the Electrical Segment in connection with management's decision to terminate plans related to closure of the Louisiana, Missouri manufacturing facility. Following this adjustment, all actions contemplated under the 1997 Streamlining Plan were completed.

      SELLING AND ADMINISTRATIVE (S&A) EXPENSES

     S&A expenses increased as a percentage of sales in 2001 versus 2000 due to the full year inclusion of GAI-Tronics, which generates higher S&A costs than our average, the cost of senior management and employee severance actions and an increase in customer bad debt expense. Although the rate of volume decline outpaced management's ability to respond with cost reduction actions in 2001, a reduction in S&A as a percentage of sales is expected in 2002 as a result of a 10% reduction in S&A workforce implemented in connection with the 2001 capacity reduction Plan, and other actions.

      GAIN ON SALE OF BUSINESS

     In April 2000, we completed the sale of our WavePacer Digital Subscriber Line ("DSL") assets to ECI Telecom Ltd. ("ECI") for a purchase price of $61.0 million. We recognized a gain on this sale of $36.2 million in the 2000 second quarter. At the time of sale, we retained a contractual obligation to supply product to ECI at prices below manufacturing cost, resulting in an adverse commitment. In December 2001, management revised the remaining adverse commitment accrual to reflect lower known and projected orders from ECI through the contract expiration date and recorded an additional gain of $4.7 million. Deliveries under this contract ended in April 2002, and although final order quantities are known, ongoing service and warranty costs continue to be estimated and reserved. Resolution of the remaining post-closing costs is expected to occur by the end of the third quarter 2002.

      OTHER INCOME/EXPENSE

     Investment income declined 34% in 2001 versus 2000 due to lower average cash and investment balances and lower average interest rates. Similarly, year-over-year interest expense declined 21% due to lower average debt levels and lower average interest rates on our outstanding commercial paper. During the third quarter 2001, we repositioned a significant portion of our long-term investment portfolio to better match the maturity dates of the securities owned with investment requirements. Overall, this repositioning shortened the average maturity period of the portfolio.

     Other income, net, in 2001 and 2000 includes $3.6 million and $3.2 million, respectively, of gains on sale of leveraged lease investments. In 2001, we liquidated a leveraged lease investment which no longer represented a tax/investment strategy consistent with the our objectives. The 2000 first quarter also included a gain on sale of similar leveraged lease investments in contemplation of their pending expiration. The 2001 transaction fully liquidated our portfolio of leveraged lease investments. Other income, net in the current year also includes a gain on sale of investments in connection with the investment portfolio repositioning noted above.

      INCOME TAXES

     During the fourth quarter of 2001, we adjusted our effective tax rate to a full year rate of 13.4%, down from 23%, which had been used in the second and third quarters of 2001, and significantly lower than the prior year rate of 25%. The rate reduction versus the prior year is a result of recording the special charge in the fourth quarter of 2001, which substantially reduced the overall percentage of earnings being derived from domestic operations, which have comparatively higher tax rates. In 2002, we expect to return to a 23% effective tax rate.

      NET INCOME

     Net income declined in response to the decline in segment operating profit, the increase in special and non-recurring charges, and the decline in the gain on sale of DSL assets. The percentage decline in diluted earnings per share was lower than the percentage decline in net income as a result of a 2.5 million reduction in average diluted shares outstanding which occurred in connection with the 1997 share repurchase program.

RESULTS OF OPERATIONS -- YEAR ENDED 2000 COMPARED TO YEAR ENDED 1999

     Consolidated net sales increased 1% (excluding the impact of the September 1999 disposition of The Kerite Company ("Kerite")) due to acquisitions and higher shipments of utility and lighting products. Offsetting these increases were a decline in orders and, consequently, sales to telephone companies at Pulse and weakness in commodity electrical products. Operating income on a comparative basis declined 6% (excluding the results of Kerite in 1999, gains on sale of businesses in 1999 and 2000, and special and nonrecurring charges in
2000). This decline is mainly attributable to the lower sales and higher logistical costs at the commodity electrical products business and lower lighting margins.

      SEGMENT RESULTS

     Electrical Segment sales declined 4% due to significantly lower sales at Pulse as a result of the decline in demand from telephone operating companies for the unit's core multiplexing access line products. In addition, declining orders and logistical issues associated with the start-up of a new central distribution warehouse to service primarily electrical commodity products led to lower sales in this business. Partially offsetting these declines were improved sales of premise wiring products due to a combination of strong international demand and new products. Despite favorable comparisons from having disposed of the DSL assets of Pulse, operating profit was driven down by lower earnings in commodity products where high logistical costs related to freight and warehousing combined to reduce profitability versus 1999. However, management improved operations as the year progressed resulting in this business reporting breakeven operating income in the 2000 fourth quarter. The Segment's 2000 profit also includes an $8.1 million gain on the sale of a west-coast facility.

     Power Segment sales increased 2%, excluding Kerite, on higher shipments across most product lines including over voltage, connectors, apparatus and tool and rod. Full year sales in this segment reflect a slowing in the second half of the year in order input versus strong first half demand, consistent with the postponement by utility industry customers of necessary upgrades to the transmission and distribution infrastructure. Comparable operating income rose due to cost savings associated with the streamlining program. However, delays in completing certain streamlining actions to late 1999 and early 2000, primarily impacting high margin connector products, added cost in 2000 and reduced operating efficiencies. These actions were substantially completed by year-end.

     Industrial Technology Segment (renamed from "Other" in the Fourth Quarter
2000) sales were up 41% for the year versus 1999 as a result of the July 1999 acquisition of Haefely Test AG, a high voltage test and instrumentation business, and the July 2000 acquisition of GAI-Tronics. Operating income rose 19% due to the effect of acquisitions. Within the Segment's legacy businesses, slower industrial demand resulted in flat sales and modestly lower profits compared with 1999.

      GAIN ON SALE OF BUSINESS

     In April 2000, we completed the sale of our DSL business assets to ECI Telecom Ltd. for a cash purchase price of $61.0 million. The transaction produced a gain on sale of $36.2 million in the second quarter. As a result of the sale, we no longer absorbed new product development costs and associated operating costs for this business (a development stage company with limited revenues) which totaled approximately $4.5 million in 2000.

     In 1999, we sold Kerite, a manufacturer of power cable previously included in the Power Segment. This transaction produced a gain on sale of $8.8 million.

      OTHER INCOME/EXPENSE

     Investment income increased due to higher average interest rates in 2000 versus 1999, partially offset by lower average investment balances due to a decline in investable funds resulting from a continuation of the share repurchase program, acquisitions, additions to property, plant and equipment, and overall lower earnings. The increase in interest expense primarily reflects the higher level of commercial paper outstanding during the year. The effective tax rate was 25.0% in 2000 versus 26.0% in 1999. The decrease in the consolidated effective tax rate results from a greater proportion of income being derived from tax-advantaged operations in Puerto Rico.

     Other income, net in 2000 includes the first quarter gain of $3.2 million on sale of leveraged lease investments in contemplation of their pending expiration. The 1999 balance includes insurance recoveries in connection with damage sustained from Hurricane Georges.

      NET INCOME

     Net income declined in response to the decline in segment operating profit and the special and nonrecurring charges, offset by the gain on sale of DSL assets. However, diluted earnings per share increased as a result of a 4.6 million reduction in average diluted shares outstanding in connection with the 1997 share repurchase program.

LIQUIDITY AND CAPITAL RESOURCES

      2002 FIRST QUARTER

     Management measures liquidity on the basis of our ability to meet operational funding needs, fund additional investments, including acquisitions, and make dividend payments to shareholders. Our working capital position at March 31, 2002 was $214.1 million, down from $224.4 million at December 31, 2001. Total borrowings at March 31, 2002 were $174.6 million, 23% of total shareholders' equity, versus $167.5 million, also 23% of total shareholders' equity, at December 31, 2001.

     During the 2002 first quarter, we utilized operating cash flow and commercial paper borrowings to purchase the shares of Hawke and pay the quarterly dividend to shareholders. Capital spending in the 2002 first quarter was below the spending levels reported in the 2001 first quarter due to management's emphasis on asset optimization and redeployment, as opposed to new capital investment, in connection with our streamlining and cost reduction program and lean manufacturing initiative.

     In December 2000, our Board of Directors authorized the repurchase of $300 million of Class A and Class B shares. Through March 31, 2002 there have been no purchases under this authorization and none are anticipated in 2002.

     Cash provided by operations in the 2002 first quarter was approximately $35 million versus $32 million in the 2001 first quarter. However, after adjusting the prior year for a non-recurring tax refund of approximately $8 million, the 2002 first quarter exceeded the prior year by $11 million or 48%, despite lower earnings. Strong cash generation will normally accompany a decline in business activity, as we experienced throughout 2001 and continuing into 2002. During the quarter management continued to focus on reducing inventory, which accounted for close to $15 million of the quarter's operating cash flow. Cash outflows occurred related to the ongoing actions associated with the streamlining and cost reduction program.

     Investing cash flow reflects the acquisition of Hawke. Financing cash flows reflect the impact of the increase in commercial paper borrowings and the payment of the quarterly dividend to shareholders. During the 2001 first quarter, financing cash flows included $9.9 million of funds spent to complete the 1997 share repurchase program.

     In 2002, inventory reduction will continue to be a primary area of focus for management, contributing an estimated $30 million in operating cash flow. Strong internal cash generation together with currently available cash, available borrowing facilities, and an ability to access credit lines if needed, are expected to be more than sufficient to fund operations, the current rate of dividends, capital expenditures, and any increase in working capital that would be required to accommodate a higher level of business activity. We actively seek to expand by acquisition as well as through the growth of our present businesses. While a significant acquisition may require additional borrowings, we believe we would be able to obtain financing based on our favorable historical earnings performance and strong financial position.

     At March 31, 2002, consistent with December 31, 2001, our debt consisted of commercial paper and long-term notes. The non-callable long-term notes are fixed until 2005 at $100 million and are only subject to accelerated payment prior to 2005 if we fail to meet certain non-financial covenants. Borrowings were also available from committed bank credit facilities up to $150 million, although these facilities were not used during the quarter. In April 2002 we issued an additional $250 million of commercial paper.

     With respect to the LCA acquisition, management financed the $250 million purchase price, plus fees, with available cash. We permanently funded the acquisition through the issuance of $200 million in long-term notes, which notes are being solicited in the exchange offer contemplated by this prospectus.

     Although not our principle source of liquidity, management believes these bank credit facilities are capable of providing significant financing flexibility at reasonable rates of interest. However, a significant deterioration in results of operations or cash flows, leading to a deterioration in our financial condition, could either increase our borrowing costs or altogether restrict our ability to sell commercial paper in the open market. Further, the bank credit facilities are dependent on our maintaining certain financial and non-financial covenants, which were met at March 31, 2002. We have not entered into any other guarantees, commitments or obligations that could give rise to unexpected cash requirements.

      YEAR ENDED 2001

     Our working capital position at December 31, 2001 was $224.4 million, up from $123.2 million at December 31, 2000. Total borrowings at December 31, 2001 were lowered to $167.5 million, 23% of total shareholders equity, versus $359.2 million or 47% of total shareholders' equity, at December 31, 2000. The combination of substantially higher operating cash flow, a suspension of stock repurchase activity and a reduction of investments facilitated a decline in commercial paper outstanding and, consequently, the debt to equity ratio as compared to the prior year.

     We also applied financial resources to pay the quarterly dividend to shareholders, make capital expenditures and, in the first quarter of 2001, complete the 1997 share repurchase program. However, capital spending was reduced by $20.0 million in 2001 versus 2000 due to the overall decline in the level of business activity and the resulting opportunity for management to reorganize and redeploy underutilized capital assets as opposed to making new capital additions.

     Our cash provided by operations in 2001 reached an all time high, increasing $75.5 million or 61% versus 2000. Although strong cash generation will normally accompany a decline in business activity, as we experienced in 2001, management focused significant attention on reducing inventory and accounts receivable, which together accounted for in excess of $100 million in cash provided from operations. In addition, cash from operations improved due to the timing of tax payments and reduced expenditures in connection with streamlining and special charges. The decline in operating liabilities reflected a decline in accounts payable and general business accruals, consistent with the lower levels of business activity year-over-year. Investing cash flow in 2001 reflected the acquisition of MyTech Corporation, offset by the liquidation of a leveraged lease investment. Investing cash flow in 2000 included proceeds of $84.3 million from the sale of DSL assets, liquidation of leveraged leases and the sale of a west-coast warehouse,

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offset by the acquisition of GAI-Tronics. Financing cash flows reflected the impact of the reduction in commercial paper borrowings during 2001, completion of the 1997 share repurchase program, which limited cash expenditures for treasury shares to $9.9 million in 2001 versus $142.8 million in 2000, and a flat dividend rate of $1.32 per share.

     During 2001, our debt consisted of commercial paper and long-term notes. Commercial paper borrowings ranged from a low in December 2001 of $67.7 million to a high earlier in the year of $240.5 million. The long-term debt is fixed until 2005 at $100 million. Borrowing were also available from committed bank credit facilities up to $150 million, although these facilities were not used during the year, except for two days following the September 11 attack due to a lack of liquidity in the commercial paper markets. These bank credit facilities are dependent on our maintaining certain financial and non-financial covenants, which were met at December 31, 2001.

MARKET RISKS AND RISK MANAGEMENT

     In the operation of our business, we have market risk exposures to foreign currency exchange rates, raw material prices and interest rates. Each of these risks and our strategies to manage the exposure is discussed below.

     We manufacture our products in North America, Switzerland, Puerto Rico, Mexico, Italy and the United Kingdom and sell products in those markets as well as through sales offices in Singapore, The Peoples' Republic of China, Mexico, Hong Kong, South Korea and the Middle East. International sales were 18% of our sales in 2001 and 15% in 2000. The Canadian market represents 45%, United Kingdom 19%, Mexico 17%, Switzerland 15% and all other areas 4% of our total international sales. As such, our operating results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. To manage this exposure, we closely monitor the working capital requirements of our international units and to the extent possible, we will maintain their monetary assets in U.S. dollar instruments. We view this exposure as not being material to our operating results and, therefore, we do not actively hedge our foreign currency risk.

     Raw materials used in the manufacture of our products include steel, brass, copper, aluminum, bronze, plastics, phenols, bone fiber, elastomers and petrochemicals as well as purchased electrical and electronic components. Our financial results could be affected by the availability and changes in prices of these materials. We closely monitor our inventory requirements and utilize multiple suppliers. We are not materially dependent upon any single material or supplier and we do not actively hedge or use derivative instruments in the management of our inventories.

     Our financial results are subject to risk from interest rate fluctuations to the extent that there is a difference between the amount of our interest-earning assets and the amount of our interest-bearing liabilities. The principal objective of our investment management activities is to maximize net investment income while maintaining acceptable levels of interest rate and liquidity risk and facilitating our funding needs. As part of our investment management, we may use derivative financial products such as interest rate hedges and interest rate swaps. During the two years ended December 31, 2001, we did not engage in any material derivative transactions.

     As described in our Statement of Accounting Policies, we may use derivative financial instruments only if they are matched with a specific asset, liability, or proposed future transaction. We do not speculate or use leverage when trading a financial derivative product.

CRITICAL ACCOUNTING POLICIES

     We are required to make estimates and judgments in the preparation of our financial statements that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. We continually review these estimates and their underlying assumptions to ensure they are appropriate for the circumstances. Management believes these estimates and judgments to be most significant in the areas of customer credit and collections, employee benefit costs and taxes.

      CREDIT AND COLLECTIONS

     We maintain allowances for doubtful accounts receivable in order to reflect the potential inability of customers to make required payments for purchases of products on open credit. If the financial condition of our customers were to deteriorate, resulting in their inability to make the required payments, we may be required to record additional allowances against income. Further, certain of our businesses deal with significant volumes of customer deductions and debits, as is customary in commodity electrical products markets. These deductions primarily relate to pricing, quantity of shipment, item shipped and, in certain situations, quality corrections. This situation requires management to estimate at the time of sale the value of shipments that should not be recorded as revenue equal to the amount which is not expected to be collected in cash from customers. Management primarily relies upon historical trends of actual collections to estimate these reserves at the time of shipment.

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      EMPLOYEE BENEFITS COSTS AND FUNDING

     Employee benefits costs are accrued in the financial statements to reflect the future cost of primarily employee retirement and other post-employment benefits. Applicable accounting standards require that amounts recognized in financial statements be determined on an actuarial basis and that the effects of the performance of plan assets (applicable only to the pension plan) and changes in liability discount rates on the computation of pension expense be amortized over future periods.

     The most significant assumption in determining our pension expense is the expected return on plan assets. In 2001, we estimated that the expected long-term rate of return on plan assets would be 9%. Based on our long-term experience, pension plan assets have earned in excess of 9%. The expected long-term rate of return on assets is applied to the fair market value of plan assets to produce the expected return on plan assets that is included in pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) ultimately affects future pension expense through the amortization of gain (losses). Pension plan assets earned a rate of return less than 9% in 2001. Should this trend continue, we would be required to reconsider our expected rate of return on plan assets, which, if lowered, would likely increase pension expense. A resulting decline in plan assets could require an increase in our cash funding requirements.

     At the end of each year, we determine the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the liabilities could effectively be settled at the end of the year. In estimating this rate, we look to rates of return on high-quality, fixed-income investments with maturities that closely match the expected funding period of our liability. At December 31, 2001, we determined this rate to be 7.25%, a decrease of 25 basis points from the rate used at December 31, 2000. Changes in discount rates over the past three years have not materially affected plan expense, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, in accordance with SFAS Nos. 87 and 106.

      TAXES

     We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     At December 31, 2001 and 2000, we had deferred tax assets of $28.7 million and $12.1 million, respectively. At December 31, 2001 and 2000, management determined that these assets will be fully realized and, therefore, no valuation allowance was recorded against these balances.

     The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets.

     In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years.

INFLATION

     In times of inflationary cost increases, we have historically been able to maintain our profitability by improvements in operating methods and cost recovery through price increases. In large measure, the reported operating results have absorbed the effects of inflation since our predominant use of the LIFO method of inventory accounting generally has the effect of charging operating results with costs (except for depreciation) that reflect current price levels.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board ("FASB") published two Statements: Statement No. 141 ("FAS 141"), "Business Combinations", and Statement No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets". FAS 141 primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. FAS 141 supercedes APB 16, Business Combinations. The most significant changes made by FAS 141 are:

     - It requires use of the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method.

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

     - It provides new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill.

FAS 141 was effective for all business combinations (as defined in that Statement), accounted for by the purchase method, completed after June 30, 2001.

     FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). FAS 142 supercedes APB 17, Intangible Assets. The most significant changes made by FAS 142 are:

     - Goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at the reporting unit level at least annually (effective on January 1, 2002 for all goodwill).

     - The amortization period of intangible assets with finite lives is no longer limited to forty years.

     In 2001, we recorded approximately $8.0 million of goodwill amortization expense which will not be recorded in 2002. In addition, we are in the process of performing the initial impairment tests of the recorded value of goodwill, which is required to be completed by the end of the second quarter of fiscal 2002. We will report any adjustment as a cumulative effect of a change of accounting principle no later than the end of fiscal 2002 as required by this standard.

     In November 2001, FASB issued Statement No. 143 ("FAS 143"), "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". FAS 143 establishes accounting standards for the recognition and measurement of asset retirement obligations associated with the retirement of tangible long-lived assets that have indeterminate lives. FAS 143 will be effective for us January 1, 2003. However, it is not expected to have a material effect on financial position, results of operations or cash flows, as we do not currently have any such assets.

     In October 2001, FASB issued FAS No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement provides guidance on the accounting for the impairment or disposal of long-lived assets and also specifies a revised definition for what constitutes a discontinued operation, as previously defined in APB 30, Discontinued Operations. FAS 144 is effective for us on January 1, 2002 and, generally, its provisions are to be applied prospectively. This pronouncement is not expected to have any material effect on our financial position, results of operations or cash flows.

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

                                    BUSINESS

GENERAL

     Hubbell Incorporated was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. For over a century, we have manufactured and sold electrical and electronic products for a broad range of commercial, industrial, telecommunications, and utility applications. Since 1961, we have expanded our operations into other areas of the electrical industry and related fields. Our products are now manufactured or assembled by thirty-one divisions and subsidiaries in North America, Switzerland, Puerto Rico, Mexico, Italy, and the United Kingdom. We also participate in a joint venture in Taiwan, and maintain sales offices in Singapore, the People's Republic of China, Mexico, Hong Kong, South Korea and the Middle East.

     We made three acquisitions within the past year. In October 2001, we acquired the stock of MyTech Corporation ("MyTech"), based in Austin, Texas. MyTech designs, manufactures and markets microprocessor-based, digital, self-adjusting occupancy sensors, high intensity discharge dimming controls, photocells and other lighting related electronic control products used primarily to reduce energy consumption in commercial and industrial applications by turning off lights and other electronic devices in areas that are unoccupied. In March 2002, we acquired the stock of Hawke Cable Glands Limited ("Hawke"), based in Ashton-Under-Lyne, England. Hawke designs, manufactures and markets cable glands and cable connectors to provide a means to terminate cables at junction boxes, light fixtures, control centers, panel boards, motor control enclosures and electrical equipment, as well as a line of enclosures, cable transit, breathers, and field bus products, all for the hazardous area and industrial markets. MyTech and Hawke are included in our Electrical Segment.

     On April 26, 2002, we completed our acquisition of LCA Group, Inc. ("LCA"), the domestic lighting business of U.S. Industries, Inc, for $250 million, subject to adjustment based on certain circumstances. The group manufactures and distributes a wide range of outdoor and indoor lighting products to the commercial, industrial and residential markets under various brand names, including Alera, Kim, Spaulding, Whiteway, Moldcast, Architectural Area Lighting, Columbia, Keystone, Prescolite, Dual Lite and Progress. These newly acquired operations add six major manufacturing facilities and multiple distribution centers throughout the United States, making the new Hubbell Lighting one of the largest lighting manufacturers in North America.

BUSINESS SEGMENT INFORMATION

     We are primarily engaged in the engineering, manufacture and sale of electrical and electronic products. For management reporting and control, our businesses are divided into three operating segments: Electrical, Power and Industrial Technology, as described below.

ELECTRICAL SEGMENT

     The Electrical Segment is comprised of businesses that primarily sell through distributors, lighting showrooms, home centers, telephone and telecommunication companies, and represents thousands of stock items including standard and special application wiring device products, lighting fixtures, fittings, switches and outlet boxes, enclosures, wire management products and voice and data signal processing components. The products are typically used in and around industrial, commercial, and institutional facilities by electrical contractors, maintenance personnel, electricians, and telecommunication companies.

     A majority of our Electrical Segment products are stock items and are sold through electrical and industrial distributors, home centers, some retail and hardware outlets, and lighting showrooms. Special application products are sold primarily through wholesale distributors to contractors, industrial customers and original equipment manufacturers. Voice and data signal processing equipment products are represented worldwide through a direct sales organization and by selected, independent telecommunications representatives, primarily sold through datacom, electrical and catalogue distribution channels. Telecommunications products are sold primarily by direct sales to customers in the United States and in foreign countries through sales personnel and sales representatives. We maintain a sales and marketing organization to assist potential users with the application of certain products to their specific requirements. We maintain regional offices in the United States that work with architects, engineers, industrial designers, original equipment manufacturers and electrical contractors for the design of electrical systems to meet the specific requirements of industrial, institutional, and commercial users. We are also represented by sales representatives for our lighting fixtures and electrical wiring devices product lines.

     The sale of Electrical Segment products accounted for approximately 64% of our total revenue in 2001, 65% in 2000 and 66% in 1999.

POWER SEGMENT

     Our Power Segment operations comprise a wide variety of construction, switching and protection products, hot line tools, grounding equipment, cover ups, fittings and fasteners, cable accessories, insulators, arresters, cutouts,

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

sectionalizers, connectors and compression tools for the building and maintenance of overhead and underground power and telephone lines, as well as applications in the industrial, construction and pipeline industries.

     Sales of high-voltage products are made through distributors and directly to users such as electric utilities, mining operations, industrial firms, and engineering and construction firms. While we believe that our sales in this area are not materially dependent upon any customer or group of customers, a decrease in purchases by public utilities would affect this segment.

     The sale of Power Segment products accounted for approximately 25% of our total revenue in 2001, 26% in 2000 and 28% in 1999.

INDUSTRIAL TECHNOLOGY SEGMENT

     The Industrial Technology Segment consists of operations that design and manufacture test and measurement equipment, high voltage power supplies and variable transformers, industrial controls including motor speed controls, pendant-type push-button stations, overhead crane controls, Gleason Reel(R) electric cable and hose reels, and specialized communications systems such as intra-facility communications systems, telephone systems, and land mobile radio peripherals. Products in this segment are sold primarily to steel mills, industrial complexes, oil, gas and petrochemical industries, seaports, transportation authorities, the security industry (malls and colleges), and cable and electronic equipment manufacturers.

     Our Industrial Technology Segment products are sold primarily through direct sales and sales representatives to contractors, industrial customers and original equipment manufacturers, with the exception of high voltage test and measurement equipment which is sold primarily by direct sales to customers in the United States and in foreign countries through our sales engineers and independent sales representatives.

     The sale of Industrial Technology Segment products accounted for approximately 11% of our total revenue in 2001, 9% in 2000 and 6% in 1999.

INTERNATIONAL OPERATIONS

     Hubbell Ltd. in the United Kingdom manufactures and/or markets fuse switches, contactors, selected wiring device products, premise wiring products, specialized control gear, chart recording products, and industrial control products used in motor control applications such as fuse switches and contactors.

     Hubbell Canada Inc. and Hubbell de Mexico, S.A. de C.V. manufacture and/or market wiring devices, premise wiring products, lighting fixtures, grips, fittings, non-metallic switches and outlet boxes, hazardous location products, electrical transmission and distribution products and earth anchoring systems. Industrial control products are sold in Canada through an independent sales agent. Hubbell Canada also designs and manufactures electrical outlet boxes, metallic wall plates, and related accessories.

     Hawke Cable Glands Limited in the United Kingdom manufactures and/or markets a range of products used in hazardous locations including brass cable glands and cable connectors used in watertight terminations, cable transition devices, utility transformer breathers, enclosures and field bus connectivity components.

     Harvey Hubbell S.E. Asia Pte. Ltd. markets wiring devices, lighting fixtures, hazardous location products and electrical transmission and distribution products.

     Haefely Test AG in Switzerland designs and manufactures high voltage test and instrumentation systems, and GAI-Tronics in the United Kingdom and Italy designs and manufactures specialized communications systems including closed circuit television systems (CCTV).

     We also manufacture lighting products, wiring devices, weatherproof outlet boxes, fittings, and power products in Juarez, Mexico. We also have interests in various other international operations such as a joint venture in Taiwan, and we maintain sales offices in Mexico, Singapore, the People's Republic of China, Hong Kong, South Korea and the Middle East.

     The wiring devices sold by our operations in the United Kingdom, Singapore, Canada and Mexico are similar to those produced in the United States, most of which are manufactured in the United States and Puerto Rico.

     As a percentage of total sales, international shipments from foreign subsidiaries were 11% in 2001, 10% in 2000 and 8% in 1999, with the Canadian market representing approximately 45% of the total.

RAW MATERIALS

     The principal raw materials which we use to manufacture our products include steel, brass, copper, aluminum, bronze, plastics, phenolics, bone fiber, elastomers and petrochemicals. We also purchase certain electrical and electronic components, including solenoids, lighting ballasts, printed circuit boards, integrated circuit chips and cord sets, from a number of suppliers. We are not materially dependent upon any one supplier for raw materials used in the manufacture of our products and equipment and, at the present time, raw materials and components essential to our operations are in adequate supply.

PATENTS

     We have approximately 835 active United States and foreign patents covering many of our products, which expire at various times. While we deem these patents to be of value, we do not consider our business to be dependent upon patent protection. We license under patents owned by others, as may be needed, and grant licenses under certain of our patents.

WORKING CAPITAL

     We maintain sufficient inventory to enable us to provide a high level of service to our customers. We believe that our inventory levels, payment terms and return policies are in accord with the general practices of the electrical products industry and standard business procedures.

BACKLOG

     Backlog of orders we believed to be firm at March 31, 2002 were approximately $99.3 million. We expect most of the backlog to be shipped in the current year. Although this backlog is important, the majority of our revenues result from sales of inventoried products or products that have short periods of manufacture.

COMPETITION

     We experience substantial competition in all categories of our business, but we do not compete with the same companies in all of our product categories. The number and size of competitors vary considerably depending on the product line. We cannot specify with exactitude the number of competitors in each product category or their relative market position. However, some of our competitors are larger companies with substantial financial and other resources. We consider product performance, reliability, quality and technological innovation to be important factors relevant to all areas of our business and consider our reputation as a manufacturer of quality products to be an important factor in our business. In addition, product price and other factors can affect our ability to compete.

ENVIRONMENT

     Our operations are subject to numerous environmental laws and regulations of foreign, federal, state and local authorities, including those pertaining to air emissions, wastewater discharges, the generation, handling, storage and disposal of solid and hazardous wastes, and the remediation of contamination associated with the use and disposal of hazardous substances. In addition, many of these laws and regulations require that we obtain, maintain and comply with permits to undertake our operations, and some laws imposed liability for remediation of hazardous substances regardless of fault. We have incurred and will continue to incur costs and capital expenditures in complying with those laws and regulations; however, we do not believe such compliance to have any material effect upon our financial or competitive position.

EMPLOYEES

     As of March 31, 2002, we had approximately 8,358 full-time employees, including salaried and hourly personnel. Approximately 42% of our United States employees are represented by fourteen labor unions. We believe our labor relations to be satisfactory.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of our property is the subject, other than ordinary and routine litigation incident to our business.

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

                       DESCRIPTION OF THE EXCHANGE NOTES

     We issued the old notes under an indenture dated as of September 15, 1995 between us and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as trustee. The terms of the exchange notes are identical in all material respects to the old notes except that, upon completion of the exchange offer, the exchange notes will be:

     -  registered under the Securities Act, and

     -  free of any covenants regarding exchange registration rights.

     We refer in this section to the indenture, as amended, restated, supplemented or otherwise modified from time to time, as the "Indenture". The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The following is a summary of material provisions of the Indenture and the notes and does not include all of the provisions of the Indenture and the notes. We urge you to read the Indenture and the notes because they, and not this description, define your rights as a holder of notes. We have filed a copy of the Indenture and specimen certificates representing the old notes and the exchange notes as exhibits to the registration statement which includes this prospectus.

     In this section, references to "Hubbell," "we," "our" and "us" mean Hubbell Incorporated excluding, unless the context otherwise requires or otherwise expressly stated, its subsidiaries. Capitalized terms that are used in the following summary but not defined have the meanings given to those terms in the Indenture.

GENERAL

     The Indenture provides that we may issue debt securities ("debt securities") under the Indenture from time to time in one or more series and permits us to establish the terms of each series of debt securities at the time of issuance. The Indenture does not limit the amount of debt securities that we may issue under the Indenture and provides that debt securities may be denominated and payable in foreign currencies or units based on or relating to foreign currencies.

     The old notes and the exchange notes constitute a separate series of debt securities under the Indenture, initially limited to $200,000,000 in aggregate principal amount. References to "notes" in this section mean the exchange notes and the old notes, in each case outstanding at any given time. Under the Indenture we may, without the consent of the holders of the notes, "reopen" that series and issue additional notes of that series from time to time in the future. However, we shall only make such additional issuances if the additional notes are fungible with the original notes for United States federal income tax purposes.

     The notes and any additional notes that we may issue in the future upon a reopening will constitute a single series of debt securities under the Indenture. This means that, in circumstances where the Indenture provides for the holders of debt securities to vote or take any other action as a single class, the old notes of that series outstanding, if any, and the exchange notes of that series, as well as any additional notes of that series that we may issue by reopening the series, will vote or take that action as a single class.

PRINCIPAL, MATURITY AND INTEREST

     The notes will mature on May 15, 2012. The notes will bear interest from May 15, 2002 at the rate of 6.375% per annum, payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2002. Interest on the notes will be payable to the persons in whose names the notes are registered at the close of business on the preceding May 1 and November 1, respectively.

     Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. If an interest payment date, redemption date or maturity date falls on a day that is not a business day, then the payment of principal, premium, if any, or interest, as the case may be, due in respect of that offered security on that date need not be made on that date, but may be made on the next succeeding business day with the same force and effect as if made on that interest payment date, redemption date or maturity date, as the case may be, and no interest will accrue for the period after that date.

     The notes will be issued in book-entry form and will be evidenced by one or more registered global certificates without coupons, which we sometimes refer to as "global securities," registered in the name of Cede & Co., as nominee for The Depository Trust Company. Except in certain limited circumstances described below under "Book-Entry; Delivery and Form -- Certificated Securities," holders of interests in global securities will not be entitled to receive notes in definitive certificated form registered in their names. See "Global Securities; Book Entry System" for a summary of selected provisions applicable to the depositary agreements. The notes will be issued in denominations of $1,000 and integral multiples of $1,000. The notes will be denominated and payable in U.S. dollars. Payments of principal, premium, if any, and interest on the global securities will be made to DTC or its nominee.

     The notes will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by us at the option of the holders prior to maturity.

RANKING

     The notes will be Hubbell's direct, unsecured obligations. The indebtedness represented by the notes will rank senior to all indebtedness of Hubbell that by its terms is subordinated in right of payment.

     The Indenture does not limit the aggregate principal amount of debt securities that we may issue. The general provisions of the Indenture do not contain any provisions that would limit the ability of Hubbell or its subsidiaries to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving Hubbell or its subsidiaries.

     Hubbell conducts certain of its operations through its subsidiaries. As a result, Hubbell is dependent on the cash flow of its subsidiaries to meet its debt obligations, including its obligations under the notes. In addition, the rights of Hubbell and its creditors, including the holders of the debt securities, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors except to the extent that Hubbell may itself be a creditor with recognized claims against the subsidiary.

OPTIONAL REDEMPTION

     The notes will be redeemable, in whole or from time to time in part, at our option on any date at a redemption price equal to the greater of:

         (1)  100% of the principal amount of the notes to be redeemed, and

         (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to that redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in the case of both clause (1) and clause (2) above, accrued and unpaid interest on the principal amount of the notes being redeemed to that redemption date. Notwithstanding the foregoing, payments of interest on the notes that are due and payable on or prior to a date fixed for redemption of notes will be payable to the holders of those notes registered as such at the close of business on the relevant record dates according to their terms and the terms and provisions of the Indenture.

     "Treasury Rate" means, with respect to any redemption date for the notes,

         (1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

         (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     The Treasury Rate shall be calculated on the third business day preceding the applicable redemption date. As used in the immediately preceding sentence and in the definition of "Reference Treasury Dealer Quotations" below, the term "business day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

     "Comparable Treasury Issue" means, with respect to any redemption date for the notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

     "Comparable Treasury Price" means, with respect to any redemption date for the notes, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such

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

Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Final Maturity Date" means May 15, 2012.

     "Independent Investment Banker" means, with respect to any redemption date for the notes, J.P. Morgan Securities Inc. and its successors, or, if such firm or the successors, if any, to such firm, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

     "Reference Treasury Dealers" means, with respect to any redemption date for the notes, J.P. Morgan Securities Inc. and three additional primary U.S. Government securities dealers in New York City (each a "Primary Treasury Dealer") selected by the trustee after consultation with us, and their respective successors (provided, however, that if any such firm or any such successor, as the case may be, shall cease to be a primary U.S. Government securities dealer in New York City, the trustee, after consultation with us, shall substitute therefor another Primary Treasury Dealer).

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at the holder's registered address. If less than all of the notes are to be redeemed at our option, the trustee will select, in a manner it deems fair and appropriate, the notes, or portions of the notes, to be redeemed.

     Unless we default in payment of the redemption price due in respect of the notes on any redemption date, on and after that redemption date interest will cease to accrue on the notes or portions of the notes called for redemption on that redemption date.

     We shall not be required (i) to register the transfer of or exchange any notes during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of notes selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register the transfer of or exchange any notes so selected for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part.

CERTAIN RESTRICTIONS

     The following restrictions will apply to the notes and to each other series of debt securities issued under the Indenture, unless the terms of another series of debt securities provide otherwise with respect to that series.

     Limitation on Liens. Hubbell will not create or assume and will not permit a restricted subsidiary to create or assume, otherwise than in favor of Hubbell or a subsidiary, any mortgage, pledge or other lien or encumbrance upon any principal property or upon any stock of any subsidiary or any indebtedness of any subsidiary to Hubbell or such restricted subsidiary, whether now owned or hereafter acquired, without likewise securing the outstanding debt securities of any applicable series equally and ratably with any and all other obligations and indebtedness thereby secured so long as any such other obligations and indebtedness are so secured (provided, that for the purpose of providing such equal and ratable security, the principal amount of outstanding debt securities of any series of discount securities will be such portion of the principal amount as may be specified in the terms of that series).

     This limitation on liens will not apply to certain permitted mortgages, pledges and other liens and encumbrances as described in the Indenture, including:

         (a) liens existing on the date of the Indenture or at the time a person owning a principal property shall become a restricted subsidiary;

         (b)  purchase money liens created within specified time limits;

         (c) liens securing the cost of construction or improvement of any property created within specified time limits;

         (d) liens existing on acquired property and existing on shares of stock or indebtedness of a person at the time such person shall become a subsidiary;

         (e) certain tax, materialmen's, mechanic's, carrier's, workmen's, repairmen's and judgment liens, certain liens arising by operation of law, liens to secure performance in connection with bids or contracts, liens to secure surety, stay, appeal of customs bonds and certain other similar liens;

         (f)  liens in connection with certain government contracts;

         (g) certain liens in favor of any state or local government or governmental agency in connection with certain tax-exempt financings; and

         (h) mortgages, pledges and other liens and encumbrances not otherwise permitted, provided that the aggregate amount of indebtedness secured by all such mortgages, pledges or other liens or encumbrances does not exceed 15% of Hubbell's Consolidated Net Tangible Assets as of the end of Hubbell's most recently completed accounting period preceding the creation or assumption of any such mortgage, pledge or other lien or encumbrance (reduced by any Attributable Debt with respect to any sale and leaseback transaction permitted under clause (c) of, but not otherwise permitted under, the "Limitation on Sale and Leaseback Transactions" covenant below).

     Limitation on Sale and Leaseback Transactions. Hubbell will not enter into and will not permit a restricted subsidiary to enter into any sale and leaseback transaction with respect to any principal property owned by Hubbell or such restricted subsidiary on the date of the Indenture, unless:

         (a) such sale and leaseback transaction involves a lease for a term of not more than three years;

         (b) such sale and leaseback transaction is between Hubbell or such restricted subsidiary and a subsidiary;

         (c) Hubbell or such restricted subsidiary would be entitled to incur indebtedness secured by a mortgage, pledge or other lien or encumbrance on such principal property involved in such sale and leaseback transaction at least equal in amount to the Attributable Debt with respect to such sale and leaseback transaction pursuant to the proviso of clause (h) under the "Limitation on Liens" covenant above without equally and ratably securing the debt securities of any applicable series pursuant to such covenant; or

         (d) the proceeds of such sale and leaseback transaction are at least equal to the fair market value of such principal property (as determined in good faith by the Board of Directors of Hubbell) and Hubbell applies an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such sale and leaseback transaction within 180 days of such sale to either (or a combination) of (i) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of Funded Debt of Hubbell or a restricted subsidiary (other than Funded Debt that is subordinated to the debt securities) or (ii) the purchase, construction or development of other comparable property.

EVENTS OF DEFAULT

     Under the Indenture, "Event of Default" with respect to the debt securities means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

         (1) default in the payment of any interest upon any debt security or any payment with respect to the coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days;

         (2) default in the payment of the principal of (and premium, if any, on) any debt security of such series at its Maturity;

         (3) default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of such series;

         (4) default in the performance, or breach of any covenant or warranty in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with or which expressly has been included in the Indenture solely for the benefit of debt securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to Hubbell by the trustee or to Hubbell and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of such series, a written notice specifying such default or breach and requiring it to be remedied;

         (5) certain events of bankruptcy, insolvency or reorganization with respect to Hubbell; or

         (6) any other Event of Default provided with respect to debt securities of that series pursuant to the Indenture.

     The Indenture requires Hubbell to file with the trustee, annually, an officers' certificate as to Hubbell's compliance with all conditions and covenants under the Indenture. The Indenture provides that the trustee may withhold notice to the holders of a series of debt securities of any default (except payment defaults on such debt securities) if it considers such withholding to be in the interest of the holders of such series of debt securities to do so.

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

     If an Event of Default with respect to debt securities at the time outstanding (other than an Event of Default specified in clause (5) above) occurs and is continuing, then in every case the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series may declare the principal amount (or, if any debt securities of such series are discount securities, such portion of the principal amount of such discount securities as may be specified in the terms of such discount securities) of the debt securities of such series to be due and payable immediately, by a notice in writing to Hubbell (and to the trustee if given by holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) (the "Default Amount") shall become immediately due and payable. Upon payment of the Default Amount in the currency in which such debt securities are denominated (except as otherwise provided in the Indenture or specified in the prospectus supplement or offering memorandum, as applicable, for such series), all obligations of Hubbell in respect of the payment of principal of the debt securities of such series shall terminate. Notwithstanding any other provision of the Indenture, if an Event of Default specified in clause (5) above occurs, then the Default Amount on the debt securities then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

     Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default with respect to debt securities of a particular series shall occur and be continuing, the trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of debt securities of that series, unless such holders shall have offered to the trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     At any time after such a declaration of acceleration with respect to debt securities has been made and before a judgment or decree for payment of the money due has been obtained by the trustee as provided in the Indenture, the holders of not less than a majority in principal amount of the outstanding debt securities of such series, by written notice to Hubbell and the trustee, may rescind and annul such declaration and its consequences if:

         (1) Hubbell has paid or deposited with the trustee a sum in the currency in which such debt securities are denominated (except as otherwise provided in the Indenture or specified in the prospectus supplement or offering memorandum, as applicable, for such series) sufficient to pay (A) all overdue installments of interest on all debt securities or all overdue payments with respect to any coupons of such series, (B) the principal of (and premium, if any, on) any debt securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such debt securities,
     (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each debt security of such series or upon overdue payments on any coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel and any other amounts due the trustee under the Indenture; and

         (2) all Events of Default with respect to debt securities of such series, other than the nonpayment of the principal of debt securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon.

DEFEASANCE AND DISCHARGE

     The following defeasance provision will apply to the notes and to each other series of debt securities issued under the Indenture, unless the terms of another series of debt securities provide otherwise.

     The Indenture provides that, unless the terms of debt securities provide otherwise, Hubbell will be discharged from its obligations in respect of the Indenture and the outstanding debt securities of that series, including its obligations to comply with the provisions referred to above under "Certain Restrictions", if applicable, but excluding other specified provisions of the Indenture, such as the right of holders of debt securities of that series to receive payments of principal and interest, if any, on the original stated due dates (but not upon acceleration), and obligations to register the transfer of or exchange outstanding debt securities of that series and to replace stolen, lost or mutilated certificates.

     The Indenture with respect to the debt securities may be discharged, subject to certain terms and conditions, when:

         (1) either (A) all debt securities and the coupons, if any, of such series have been delivered to the trustee for cancellation, or (B) all debt securities and the coupons, if any, of such series not theretofore delivered to the trustee for cancellation (i) have become due and payable,
     (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under
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

     arrangements satisfactory to the trustee for the giving of notice by the trustee, and Hubbell, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust for such purpose an amount in the currency in which such debt securities are denominated sufficient to pay and discharge the entire indebtedness on such debt securities for principal (and premium, if any) and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be, provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to Hubbell within 91 days after the deposit and the trustee is required to return the deposited money to Hubbell, the obligations of Hubbell under the Indenture with respect to such debt securities will not be deemed terminated or discharged;

         (2) Hubbell has paid or caused to be paid all other sums payable under the Indenture by Hubbell;

         (3) Hubbell has delivered to the trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the Indenture with respect to such series have been complied with; and

         (4) Hubbell has delivered to the trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the holders of the debt securities of such series to recognize income, gain or loss for Federal income tax purposes.

     At Hubbell's option, either (a) Hubbell shall be deemed to have been discharged (as defined below) from its obligations with respect to debt securities ("legal defeasance option") or (b) Hubbell shall cease to be under any obligation to comply with certain provisions of the Indenture relating to mergers and consolidations of Hubbell, the provisions relating to limitations on liens and limitations on sale and leaseback transactions (and, if so specified, any other obligation of Hubbell or restrictive covenant added for the benefit of such series ("covenant defeasance option")) at any time after the applicable conditions set forth below have been satisfied:

         (1) Hubbell shall have deposited or caused to be deposited irrevocably with the trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the debt securities of such series, (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (ii) and (iii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of and premium, if any, and interest on, the outstanding debt securities of such series on the dates such installments of interest or principal and premium are due;

         (2) such deposit shall not cause the trustee with respect to the debt securities of that series to have a conflicting interest with respect to the debt securities;

         (3) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which Hubbell is a party or by which it is bound;

         (4) if the debt securities of such series are then listed on any national securities exchange, Hubbell shall have delivered to the trustee an opinion of counsel or a letter or other document from such exchange to the effect that Hubbell's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such debt securities to be delisted;

         (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the debt securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and

         (6) certain other opinions, officers' certificates and other documents specified in the Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or discharge will not cause the holders of the debt securities of such series to recognize income, gain or loss for Federal income tax purposes.

     Notwithstanding the foregoing, if Hubbell exercises its covenant defeasance option and an Event of Default under the provisions of the Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of Hubbell referred to under the definition of covenant defeasance option with respect to such debt securities shall be reinstated in full.

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

MODIFICATION OF THE INDENTURE

     The Indenture provides that Hubbell and the trustee, at any time and from time to time, may enter into supplemental indentures without prior notice to or consent of any holders, for any of the following purposes:

         (1) to evidence the succession of another corporation to the rights of Hubbell and the assumption by such successor of the covenants and obligations of Hubbell in the Indenture and in the debt securities and coupons, if any, issued thereunder;

         (2) to add to the covenants of Hubbell for the benefit of the holders of all or any series of debt securities and the coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the Indenture upon Hubbell;

         (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series);

         (4) to add or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of debt securities in bearer form, registrable or not registrable, and with or without coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of debt securities in uncertificated form, provided that any such action shall not adversely affect the interests of the holders of debt securities or any related coupons in any material respect;

         (5) to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination will become effective only when there is no outstanding debt security issued thereunder or coupon created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply;

         (6) to secure the debt securities issued thereunder or to provide that any of Hubbell's obligations under the debt securities or the Indenture shall be guaranteed;

         (7) to supplement any of the provisions of the Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of debt securities, provided that any such action will not adversely affect the interests of the holders of debt securities of such series or any other series of debt securities issued under the Indenture or any related coupons in any material respect;

         (8) to establish the form or terms of debt securities and coupons, if any, as permitted by the Indenture;

         (9) to evidence and provide for the acceptance of appointment thereunder by a successor trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee;

         (10) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the Indenture and the debt securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the Indenture which will not be inconsistent with any provision of the Indenture; provided such other provisions shall not adversely affect the interests of the holders of outstanding debt securities or coupons, if any, created thereunder prior to such modification in any material respect; or

         (11) to change or modify any of the provisions of the Indenture; provided that any such changes or modifications shall not adversely affect the interests of the holders of outstanding debt securities or coupons, if any, created thereunder prior to such modification in any material respect.

     With the written consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately, Hubbell and the trustee may modify the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of debt securities and coupons, if any, under the Indenture; provided, however, that no such modification may, without the consent of the holder of each outstanding debt security of each such series affected thereby:

         (1) change the stated maturity of the principal of, or any installment of interest on, any debt security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the stated maturity of or reduce the amount of any payment to be made with respect to any coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such debt security is denominated or payable, or reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any debt security, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity thereof (or, in the case of redemption, on or after the Redemption Date), or limit the obligation of Hubbell to maintain a paying agency outside the United States for payments on Bearer Securities;

         (2) reduce the percentage in principal amount of the outstanding debt securities, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults or Events of Default thereunder and their consequences provided for in the Indenture;

         (3) modify any of the provisions of the Indenture which provide for waivers by the holders of debt securities of past defaults or waivers by the holders of debt securities of compliance by Hubbell with any covenants, except to increase any such percentage required to permit such waivers; or

         (4) modify any of the provisions of the Indenture which provide that certain other provisions of the Indenture cannot be modified without the consent of the holder of each outstanding debt security of each series affected thereby, except to require that certain other provisions of the Indenture cannot be modified without the consent of the holder of each outstanding debt security of each series affected thereby.

     A modification which changes or eliminates any covenant or other provision of the Indenture with respect to one or more particular series of debt securities and coupons, if any, or which modifies the rights of the holders of debt securities and coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the holders of debt securities and coupons, if any, of any other series.

     The holders of not less than a majority in principal amount of the outstanding debt securities may on behalf of the holders of all the debt securities of any such series waive, by notice to the trustee and Hubbell, any past default or Event of Default under the Indenture with respect to such series and its consequences, except a default:

         (1) in the payment of the principal of (or premium, if any) or interest on any debt security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the debt securities of such series, or

         (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "Modification and Waiver" cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the debt securities of such series under the Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

     Hubbell may omit in any particular instance to comply with certain covenants in the Indenture (including, any covenant not set forth in the Indenture but specified in this prospectus to be applicable to the notes issued hereunder, except as otherwise specified in this prospectus, and including the covenants relating to the maintenance by Hubbell of its existence, rights and franchises, and the limitation on liens and the limitation on sale and leaseback transactions) if before the time for such compliance the holders of at least a majority in principal amount of the notes either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of Hubbell and the duties of the trustee in respect of any such provision will remain in full force and effect.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Indenture provides that Hubbell may not consolidate with or merge into any other corporation or sell or convey its properties and assets substantially as an entirety to any person, unless:

         (1) the corporation formed by such consolidation or into which Hubbell is merged or the person which acquires by sale or conveyance, the properties and assets of Hubbell substantially as an entirety is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of (and premium, if any) and interest on all the outstanding debt securities and coupons, if any, issued under the Indenture and the performance of every covenant in the Indenture on the part of Hubbell to be performed or observed;

         (2) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and

         (3) Hubbell has delivered to the trustee an officers' certificate and an opinion of counsel each stating that such consolidation, merger, sale or conveyance and such supplemental indenture comply with the

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

     Indenture provisions and that all conditions precedent therein provided for relating to such transaction have been complied with.

     For purposes of this covenant, "sell or convey its properties and assets substantially as an entirety" shall mean properties and assets contributing in the aggregate to at least 80% of Hubbell's total consolidated revenues as reported in Hubbell's last available periodic financial report (quarterly or annual, as the case may be) filed with the Securities and Exchange Commission.

APPLICABLE LAW

     The Indenture and the notes for all purposes will be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

     JPMorgan Chase Bank is the trustee under the Indenture. In the ordinary course of business, JPMorgan Chase Bank and its affiliates have provided and may in the future continue to provide investment banking, commercial banking and other financial services to us and our subsidiaries for which they have received and will receive compensation.

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

                         BOOK-ENTRY; DELIVERY AND FORM

     The old notes are, and the exchange notes will be, represented by permanent global notes in definitive, fully registered book-entry form which will be registered in the name of a nominee of The Depository Trust Company ("DTC") and deposited on behalf of purchasers (including, initially, persons who exchange old notes for the exchange notes) of the notes represented by the global securities with a custodian for DTC for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at DTC or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

     The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Luxembourg set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and we urge you to contact the relevant system or its participants directly to discuss these matters.

     DTC has advised us that it is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     -  a "banking organization" within the meaning of the New York Banking Law;

     -  a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended; and

     - a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants (collectively, the "participants") and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

     We expect that, pursuant to procedures established by DTC:

     - upon deposit of each global security, DTC will credit, on its book-entry registration and transfer system, the accounts of participants with an interest in that global security, and

     - ownership of beneficial interests in the global securities will be shown on, and the transfer of ownership interests in the global securities will be effected only through, records maintained by DTC (with respect to the interests of participants) and by participants and indirect participants (with respect to the interests of persons other than participants).

     The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in notes represented by a global security to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.

     So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global security for all purposes of the notes and the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have the notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of certificated securities, and will not be considered the owners or holders of the notes represented by that beneficial interest under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global security must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Indenture or that global security. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global security desires to take any action that DTC, as the holder of that global security, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders.

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

     Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     Payments with respect to the principal of and premium, if any, additional interest, if any, and interest on a global security will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global security under the Indenture. Under the terms of the Indenture, we and the trustee may treat the persons in whose names the notes, including the global securities, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global security. Payments by the participants and the indirect participants to the owners of beneficial interests in a global security will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary; however, those crossmarket transactions will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream Luxembourg as a result of sales of interest in a global security by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC's settlement date.

     Although we understand that DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     We obtained the information in this section and elsewhere in this prospectus concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.

SAME-DAY PAYMENT

     So long as DTC continues to make its settlement system available to us, all payments of principal of and premium, if any, and interest on the global securities will be made by us in immediately available funds.

CERTIFICATED SECURITIES

     Interests in the global securities will be exchanged for physical delivery of certificates ("certificated securities") only if:

         (1) DTC is at any time unwilling or unable to continue as depositary for the global securities, or DTC ceases to be a "Clearing Agency" registered under the U.S. Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days, or

         (2) an event of default under the Indenture has occurred and is continuing with respect to the exchange notes.

     Upon the occurrence of either of the events described in the preceding sentence, we will cause the appropriate certificated securities to be delivered.
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

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

     The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of the old notes pursuant to this exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, United States Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as "capital assets" within the meaning of
Section 1221 of the Code.

     This summary is based on the opinion of Latham & Watkins, our counsel. We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the old notes pursuant to this exchange offer or the ownership or disposition of the exchange notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO YOUR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

     The exchange of the old notes for the exchange notes in the exchange offer should not be treated as an "exchange" for federal income tax purposes, because the exchange notes should not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for exchange notes should not be a taxable event to you for federal income tax purposes. Moreover, the exchange notes should have the same tax attributes as the old notes and the same tax consequences to you as the old notes have to you, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period. Therefore, references to "notes" apply equally to the exchange notes and the old notes.

UNITED STATES HOLDERS

     This section applies to you if you are a United States Holder. For purposes of the following discussion, you are a "United States Holder" if you are a beneficial owner of the notes who or that is:

     - an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

     - an estate, the income of which is subject to United States federal income tax regardless of its source; or

     - a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, it has elected to continue to be treated as a United States person.

Interest

     Payments of stated interest on the notes generally will be taxable to you as ordinary income at the time that such payments are received or accrued, in accordance with your method of accounting for United States federal income tax purposes.

     If we call the notes for redemption (see "Description of the Exchange Notes -- Optional Redemption"), we may be obligated to make "make-whole" payments in excess of stated principal and interest. We intend to take the position that the notes should not be treated as contingent payment debt instruments because of these additional payments. Assuming such position is respected, you would be required to include in income the amount of any such additional payment at the time such payments are received or accrued in accordance with your method of accounting for United States federal income tax purposes. If the IRS successfully challenged this position, and the notes were treated as contingent payment debt instruments, you could be required to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note. You are urged to consult your own tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof.

Market Discount

     If you acquire a note at a cost that is less than the stated redemption price at maturity, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years until maturity (from the date of acquisition).

     Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions, you may be required to include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

     In general, the amount of market discount that has accrued is determined on a ratable basis. United States Holders may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

     With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. United States Holders may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS.

Amortizable Bond Premium

     In general, if you purchase a note for an amount in excess of the stated principal amount of the note, such excess will constitute bond premium. United States Holders generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. The notes are subject to call provisions at our option, as described in this prospectus under "Description of the Exchange Notes -- Redemption." You will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note. If you elect to amortize premium on a constant yield method, such election will also apply to all debt obligations you hold or subsequently acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked the without the consent of the IRS. You should consult your own tax advisors before making this election.

Sale or Other Taxable Disposition of the Notes

     You will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in your income) and your adjusted tax basis in the note. Your adjusted basis in a note generally will be your cost therefor, reduced by any principal payments you receive in respect of the note and by the amount of amortized bond premium, if any, taken into account in respect of the note, and increased by the amount of market discount, if any, previously included in income in respect of the note. This gain or loss generally will be a capital gain or loss, except as described under "Market Discount" above, and will be a long-term capital gain or loss if you have held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Backup Withholding

     You may be subject to a backup withholding tax (up to 31%) when you receive interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to this backup withholding tax if you are not otherwise exempt and if you:

     - fail to furnish your taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

     -  furnish an incorrect TIN;

     - are notified by the IRS that you have failed to properly report payments of interest or dividends; or

     - fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

     You should consult your personal tax advisors regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

NON-UNITED STATES HOLDERS

     This section applies to you if you are a non-United States Holder. You are a non-United States Holder if you are a beneficial owner of the notes who is not a United States Holder.

Interest

     Interest paid to you will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

     - you do not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

     - you are not a controlled foreign corporation that is related to us through stock ownership and are not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

     - (1) you certify in a statement provided to us or our paying agent, under penalties of perjury, that you are not a "United States person" within the meaning of the Code and provide your name and address, (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on your behalf certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and you, has received from the you a statement, under penalties of perjury, that you are not a "United States person" and provides us or our paying agent with a copy of such statement or (3) you hold your notes directly through a "qualified intermediary" and certain conditions are satisfied.

     Even if the above conditions are not met, you may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and your country of residence. To claim such a reduction or exemption, you must generally complete IRS Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

     The certification requirements described above may require you, if you provide an IRS form, or if you claim the benefit of an income tax treaty, to also provide your United States taxpayer identification number. The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

     -  the certification described above be provided by the partners and

     -  the partnership provide certain information.

     Further, a look-through rule will apply in the case of tiered partnerships. Special rules are applicable to intermediaries. You should consult your tax advisors regarding the certification requirements for non-United States persons.

     As more fully described above under "Description of the Exchange Notes - Optional Redemption," upon a redemption of the notes we may be required to make additional payments. Such payments may be treated as interest, subject to the rules described above, or as other income subject to the United States federal withholding tax. If you are subject to the withholding tax you should consult your own tax advisors as to whether you can obtain a refund for all or a portion of the withholding tax.

Sale or Other Taxable Disposition of the Notes

     You will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, you may be subject to tax on such gain if you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

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

United States Trade or Business

     If interest or gain from a disposition of the notes is effectively connected with your conduct of a United States trade or business, or if an income tax treaty applies and you maintain a United States "permanent establishment" to which the interest or gain is generally attributable, you may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if you were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Backup Withholding and Information Reporting

     Backup withholding will likely not apply to payments of principal or interest made by us or our paying agents, in their capacities as such, to you if you are exempt from withholding tax on interest as described above. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. Payments of the proceeds from a disposition by a non-United States Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is

     -  a United States person;

     - a controlled foreign corporation for United States federal income tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

     - a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

     Payment of the proceeds from a disposition by a non-United States Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

     You should consult your own tax advisors regarding application of withholding and backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your federal income tax liability or may entitle you to claim a refund, provided the required information is furnished timely to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of exchange notes received in exchange for old notes where those old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in any such resale.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that of those exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of old notes including any broker-dealers, and certain parties related to such holders, against certain types of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon for us by Latham & Watkins, New York, New York.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Hubbell Incorporated appearing in Hubbell's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports incorporated by reference herein.

[HUBBELL LOGO]

                              HUBBELL INCORPORATED

                               OFFER TO EXCHANGE

                      $200,000,000 PRINCIPAL AMOUNT OF ITS
                             6.375% NOTES DUE 2012,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
                       FOR ANY AND ALL OF ITS OUTSTANDING
                             6.375% NOTES DUE 2012

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                          , 2002

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Connecticut Business Corporation Act (the "CBCA"), unless limited by its certificate of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding. As to other employees or agents of the corporation who were wholly successful in such defense, the indemnification is permissive rather than mandatory. Additionally, the CBCA permits indemnification of a director or officer, as well as other employees or agents of the corporation, made party to a proceeding if (i) he conducted himself in good faith and (ii) he reasonably believed (A) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and
(B) in all other cases, that his conduct was at least not opposed to its best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The CBCA forbids indemnification (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the CBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Under the CBCA, a corporation such as Hubbell which was incorporated under the laws of Connecticut prior to January 1, 1996 is required, except to the extent that the certificate of incorporation expressly provides otherwise, to provide its directors or officers with the full amount of indemnification that the corporation is permitted to provide such directors or officers pursuant to the CBCA. This requirement remains limited by the provision in the CBCA that requires, prior to indemnification of a director or officer, that the corporation be authorized in the specific case after a determination that indemnification of the director or officer is permissible in the circumstances because he has met the standard of conduct set forth by the CBCA. The determination must be made (i) by the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if a quorum cannot be obtained, by majority vote of a committee duly designated by the board of directors, in which designation directors who are parties may participate, consisting solely of two or more directors not at the time parties to the proceeding, (iii) by special legal counsel or (iv) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

     The CBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director or officer against liability asserted or incurred by him in that capacity or arising from his status as a director or officer, whether or not the corporation would have power to indemnify him against the same liability under the CBCA.

     Hubbell has in effect liability insurance policies covering certain claims against any of its officers or directors by reason of certain breaches of duty, neglect, error, misstatement, omission or other acts committed or alleged to have been committed by such person in his capacity as an officer or director.

ITEM 22.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This undertaking also includes documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by Form S-4 with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of Form S-4.

     The undersigned registrant hereby undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrants hereby undertake to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the exchange offer.

ITEM 21.  EXHIBITS

EXHIBIT
  NO.                         DESCRIPTION OF EXHIBIT
-------                       ----------------------
  3a       Restated Certificate of Incorporation, as amended and
           restated as of May 14, 1998. (1) Exhibit 3a of the
           registrant's report on Form 10-Q for the second quarter
           (ended June 30), 1998, and filed on August 7, 1998, is
           incorporated by reference; (2) Exhibit 1 of the registrant's reports on Form 8-A and 8-K, both dated and filed on
           December 17, 1998, is incorporated by reference; and (3)
           Exhibit 3(a), being a Certificate of Correction to the
           Restated Certificate of Incorporation, of the registrant's report on Form 10-Q for the third quarter (ended September
           30), 1999, and filed on November 12, 1999, is incorporated by reference.
  3b       By-Laws, Hubbell Incorporated, as amended on March 5, 2001.
           Exhibit 3b of the registrant's report on Form 10-K for the year 2000, filed March 27, 2001, is incorporated by
           reference.
  3c       Rights Agreement, dated as of December 9, 1998, between
           Hubbell Incorporated and ChaseMellon Shareholder Services,
           L.L.C. as Rights Agent (incorporated by reference to Exhibit
           1 to the registrant's Registration Statement on Form 8-A and
           Current Report on Form 8-K, both dated and filed on December
           17, 1998. Exhibit 3(c), being an Amendment to Rights
           Agreement, of the registrant's report on Form 10-Q for the third quarter (ended September 30), 1999, and filed on
           November 12, 1999, is incorporated by reference.
  4a*      Senior Indenture, dated as of September 15, 1995, between
           Hubbell Incorporated and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as trustee.
  4b*      Specimen Certificates of 6.375% Notes due 2012.
  4c*      Specimen Certificate of registered 6.375% Notes due 2012.
  4d*      Registration Rights Agreement, dated as of May 15, 2002,
           among Hubbell Incorporated and J.P. Morgan Securities, Inc.,
           BNY Capital Markets, Inc., Deutsche Bank Securities Inc.,
           First Union Securities, Inc., Morgan Stanley & Co.
           Incorporated and Salomon Smith Barney Inc. as the Initial
           Purchasers.
 5.1*      Opinion of Latham & Watkins regarding the validity of the
           exchange notes.
 8.1*      Opinion of Latham & Watkins.
 10a+      Hubbell Incorporated Supplemental Executive Retirement Plan,
           as amended and restated effective June 7, 2001. Exhibit 10a of the registrant's report on Form 10-Q for the second
           quarter (ended June 30), 2001, filed August 9, 2001, is
           incorporated by reference.
 10b+      Hubbell Incorporated 1973 Stock Option Plan for Key
           Employees, as amended and restated effective May 7, 2001.
           Exhibit 10b of the registrant's report on Form 10-Q for the second quarter (ended June 30), 2001, filed August 9, 2001, is incorporated by reference.
 10c+      Description of the Hubbell Incorporated, Post Retirement
           Death Benefit Plan for Participants in the Supplemental
           Executive Retirement Plan, as amended effective May 1, 1993.
           Exhibit 10c of the registrant's report on Form 10-Q for the second quarter (ended June 30), 1993, filed on August 12,
           1993, is incorporated by reference.
  10f      Hubbell Incorporated Deferred Compensation Plan for
           Directors, as amended and restated effective December 8,
           1999. Exhibit 10f of the registrant's report on Form 10-K
           for the year 1999, filed March 27, 2000, is incorporated by reference.
 10g+      Hubbell Incorporated Incentive Compensation Plan, as amended effective January 1, 1996. Exhibit B of the registrant's
           proxy statement, dated March 22, 1996 and filed on March 27,
           1996, is incorporated by reference.
  10h      Hubbell Incorporated Key Man Supplemental Medical Insurance,
           as amended and restated effective December 9, 1986. Exhibit
           10h of the registrant's report on Form 10-K for the year
           1987, filed on March 25, 1988, is incorporated by reference.
  10i      Hubbell Incorporated Retirement Plan for Directors, as
           amended and restated effective December 8, 1999. Exhibit 10i of the registrant's report on Form 10-K for the year 1999, filed March 27, 2000, is incorporated by reference.
 10o+      Hubbell Incorporated Policy for Providing Severance Payments
           to Key Managers, as amended and restated effective September
           9, 1993. Exhibit 10o of the registrant's report on Form 10-Q for the third quarter (ended September 30), 1993, filed on
           November 10, 1993, is incorporated by reference.
 10p+      Hubbell Incorporated Senior Executive Incentive Compensation
           Plan, effective January 1, 1996. Exhibit C of the
           registrant's proxy statement, dated March 22, 1996 and filed on March 27, 1996, is incorporated by reference.

EXHIBIT
  NO.                         DESCRIPTION OF EXHIBIT
-------                       ----------------------
 10t+      Continuity Agreement, dated as of December 27, 1999, between
           Hubbell Incorporated and Timothy H. Powers. Exhibit 10t of
           the registrant's report on Form 10-K for the year 1999,
           filed March 27, 2000, is incorporated by reference.
  10u      Continuity Agreement, dated as of December 27, 1999, between
           Hubbell Incorporated and Richard W. Davies. Exhibit 10u of
           the registrant's report on Form 10-K for the year 1999,
           filed March 27, 2000, is incorporated by reference.
 10v+      Continuity Agreement, dated as of December 27, 1999, between
           Hubbell Incorporated and James H. Biggart. Exhibit 10v of
           the registrant's report on Form 10-K for the year 1999,
           filed March 27, 2000, is incorporated by reference.
 10x+      Termination Agreement and General Release, dated as of
           October 21, 2001, between Hubbell Incorporated and Harry B.
           Rowell, Jr. Exhibit 10x of the registrant's report on Form
           10-K for the year 2001, filed March 20, 2002, is
           incorporated by reference.
 10y+      The retirement arrangement with G. Jackson Ratcliffe is
           incorporated by reference to the registrant's proxy
           statement, dated March 27, 2002 as set forth under the
           heading "Employment Agreements/Retirement Arrangements".
 10z+      Hubbell Incorporated Incentive Compensation Plan, adopted
           effective January 1, 2002. Exhibit 10z of the registrant's report on Form 10-K for the year 2001, filed March 20, 2002, is incorporated by reference.
10aa+*     Hubbell Incorporated Top Hat Restoration Plan, as amended
           effective June 6, 2002.
  12*      Statement of Computation of Ratio of Earnings to Fixed
           Charges.
  21       List of Significant Subsidiaries. Exhibit 21 to the
           registrant's annual report on Form 10-K for the year 2001, filed March 20, 2002, is incorporated by reference.
 23a*      Consent of Latham & Watkins (included in their opinion filed as Exhibit 5.1 hereto).
 23b*      Consent of Pricewaterhouse Coopers LLP.
  25       Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of JPMorgan Chase Bank
           (formerly The Chase Manhattan Bank and Chemical Bank).
           Exhibit 25 of the registrant's registration statement on
           Form S-3 filed on August 17, 1995 is incorporated herein by reference.
 99a*      Form of Letter of Transmittal.
 99b*      Form of Notice of Guaranteed Delivery.
 99c*      Form of Letter from Hubbell Incorporated to Registered
           Holders and Depository Trust Company Participants.
 99d*      Form of Instructions from Beneficial Owners to Registered
           Holders and Depository Trust Company Participants.
 99e*      Form of Letter to Clients.
 99f*      Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

-------------------

* Filed herewith.

+ This exhibit constitutes a management contract, compensatory plan, or arrangement.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orange, State of Connecticut, on June 18, 2002.

                                          HUBBELL INCORPORATED

                                          By:     /s/ WILLIAM T. TOLLEY
                                            ------------------------------------
                                            William T. Tolley
                                              Senior Vice President and Chief
                                              Financial Officer

     The undersigned directors and officers of Hubbell Incorporated hereby constitute and appoint Richard W. Davies and John F. Mulvihill, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-4 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

                   SIGNATURE                                         TITLE                         DATE
                   ---------                                         -----                         ----
               /s/ G.J. RATCLIFFE                            Chairman of the Board             June 18, 2002
------------------------------------------------
                 G.J. Ratcliffe

                /s/ T.H. POWERS                      President and Chief Executive Officer     June 18, 2002
------------------------------------------------
                  T.H. Powers

                /s/ W.T. TOLLEY                    Senior Vice President and Chief Financial   June 18, 2002
------------------------------------------------      Officer (Chief Accounting Officer)
                  W.T. Tolley

                /s/ E.R. BROOKS                                    Director                    June 18, 2002
------------------------------------------------
                  E.R. Brooks

             /s/ G.W. EDWARDS, JR.                                 Director                    June 18, 2002
------------------------------------------------
               G.W. Edwards, Jr.

                /s/ J.S. HOFFMAN                                   Director                    June 18, 2002
------------------------------------------------
                  J.S. Hoffman

               /s/ A. MCNALLY IV                                   Director                    June 18, 2002
------------------------------------------------
                 A. McNally IV

                 /s/ D.J. MEYER                                    Director                    June 18, 2002
------------------------------------------------
                   D.J. Meyer

                 /s/ M. WALLOP                                     Director                    June 18, 2002
------------------------------------------------
                   M. Wallop

                                 EXHIBIT INDEX

EXHIBIT
  NO.                         DESCRIPTION OF EXHIBIT
-------                       ----------------------
  3a       Restated Certificate of Incorporation, as amended and
           restated as of May 14, 1998. (1) Exhibit 3a of the
           registrant's report on Form 10-Q for the second quarter
           (ended June 30), 1998, and filed on August 7, 1998, is
           incorporated by reference; (2) Exhibit 1 of the registrant's reports on Form 8-A and 8-K, both dated and filed on
           December 17, 1998, is incorporated by reference; and (3)
           Exhibit 3(a), being a Certificate of Correction to the
           Restated Certificate of Incorporation, of the registrant's report on Form 10-Q for the third quarter (ended September
           30), 1999, and filed on November 12, 1999, is incorporated by reference.
  3b       By-Laws, Hubbell Incorporated, as amended on March 5, 2001.
           Exhibit 3b of the registrant's report on Form 10-K for the year 2000, filed March 27, 2001, is incorporated by
           reference.
  3c       Rights Agreement, dated as of December 9, 1998, between
           Hubbell Incorporated and ChaseMellon Shareholder Services,
           L.L.C. as Rights Agent (incorporated by reference to Exhibit
           1 to the registrant's Registration Statement on Form 8-A and
           Current Report on Form 8-K, both dated and filed on December
           17, 1998. Exhibit 3(c), being an Amendment to Rights
           Agreement, of the registrant's report on Form 10-Q for the third quarter (ended September 30), 1999, and filed on
           November 12, 1999, is incorporated by reference.
  4a*      Senior Indenture, dated as of September 15, 1995, between
           Hubbell Incorporated and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as trustee.
  4b*      Specimen Certificates of 6.375% Notes due 2012.
  4c*      Specimen Certificate of registered 6.375% Notes due 2012.
  4d*      Registration Rights Agreement, dated as of May 15, 2002,
           among Hubbell Incorporated and J.P. Morgan Securities, Inc.,
           BNY Capital Markets, Inc., Deutsche Bank Securities Inc.,
           First Union Securities, Inc., Morgan Stanley & Co.
           Incorporated and Salomon Smith Barney Inc. as the Initial
           Purchasers.
 5.1*      Opinion of Latham & Watkins regarding the validity of the
           exchange notes.
 8.1*      Opinion of Latham & Watkins.
 10a+      Hubbell Incorporated Supplemental Executive Retirement Plan,
           as amended and restated effective June 7, 2001. Exhibit 10a of the registrant's report on Form 10-Q for the second
           quarter (ended June 30), 2001, filed August 9, 2001, is
           incorporated by reference.
 10b+      Hubbell Incorporated 1973 Stock Option Plan for Key
           Employees, as amended and restated effective May 7, 2001.
           Exhibit 10b of the registrant's report on Form 10-Q for the second quarter (ended June 30), 2001, filed August 9, 2001, is incorporated by reference.
 10c+      Description of the Hubbell Incorporated, Post Retirement
           Death Benefit Plan for Participants in the Supplemental
           Executive Retirement Plan, as amended effective May 1, 1993.
           Exhibit 10c of the registrant's report on Form 10-Q for the second quarter (ended June 30), 1993, filed on August 12,
           1993, is incorporated by reference.
  10f      Hubbell Incorporated Deferred Compensation Plan for
           Directors, as amended and restated effective December 8,
           1999. Exhibit 10f of the registrant's report on Form 10-K
           for the year 1999, filed March 27, 2000, is incorporated by reference.
 10g+      Hubbell Incorporated Incentive Compensation Plan, as amended effective January 1, 1996. Exhibit B of the registrant's
           proxy statement, dated March 22, 1996 and filed on March 27,
           1996, is incorporated by reference.
  10h      Hubbell Incorporated Key Man Supplemental Medical Insurance,
           as amended and restated effective December 9, 1986. Exhibit
           10h of the registrant's report on Form 10-K for the year
           1987, filed on March 25, 1988, is incorporated by reference.
  10i      Hubbell Incorporated Retirement Plan for Directors, as
           amended and restated effective December 8, 1999. Exhibit 10i of the registrant's report on Form 10-K for the year 1999, filed March 27, 2000, is incorporated by reference.
 10o+      Hubbell Incorporated Policy for Providing Severance Payments
           to Key Managers, as amended and restated effective September
           9, 1993. Exhibit 10o of the registrant's report on Form 10-Q for the third quarter (ended September 30), 1993, filed on
           November 10, 1993, is incorporated by reference.
 10p+      Hubbell Incorporated Senior Executive Incentive Compensation
           Plan, effective January 1, 1996. Exhibit C of the
           registrant's proxy statement, dated March 22, 1996 and filed on March 27, 1996, is incorporated by reference.

EXHIBIT
  NO.                         DESCRIPTION OF EXHIBIT
-------                       ----------------------
 10t+      Continuity Agreement, dated as of December 27, 1999, between
           Hubbell Incorporated and Timothy H. Powers. Exhibit 10t of
           the registrant's report on Form 10-K for the year 1999,
           filed March 27, 2000, is incorporated by reference.
 10u+      Continuity Agreement, dated as of December 27, 1999, between
           Hubbell Incorporated and Richard W. Davies. Exhibit 10u of
           the registrant's report on Form 10-K for the year 1999,
           filed March 27, 2000, is incorporated by reference.
 10v+      Continuity Agreement, dated as of December 27, 1999, between
           Hubbell Incorporated and James H. Biggart. Exhibit 10v of
           the registrant's report on Form 10-K for the year 1999,
           filed March 27, 2000, is incorporated by reference.
 10x+      Termination Agreement and General Release, dated as of
           October 21, 2001, between Hubbell Incorporated and Harry B.
           Rowell, Jr. Exhibit 10x of the registrant's report on Form
           10-K for the year 2001, filed March 20, 2002, is
           incorporated by reference.
 10y+      The retirement arrangement with G. Jackson Ratcliffe is
           incorporated by reference to the registrant's proxy
           statement, dated March 27, 2002 as set forth under the
           heading "Employment Agreements/ Retirement Arrangements".
 10z+      Hubbell Incorporated Incentive Compensation Plan, adopted
           effective January 1, 2002. Exhibit 10z of the registrant's report on Form 10-K for the year 2001, filed March 20, 2002, is incorporated by reference.
10aa+*     Hubbell Incorporated Top Hat Restoration Plan, as amended
           effective June 6, 2002.
  12*      Statement of Computation of Ratio of Earnings to Fixed
           Charges.
  21       List of Significant Subsidiaries. Exhibit 21 to the
           registrant's annual report on Form 10-K for the year 2001, filed March 20, 2002, is incorporated by reference.
 23a*      Consent of Latham & Watkins (included in their opinion filed as Exhibit 5.1 hereto).
 23b*      Consent of Pricewaterhouse Coopers LLP.
  25       Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of JPMorgan Chase Bank
           (formerly The Chase Manhattan Bank and Chemical Bank).
           Exhibit 25 of the registrant's registration statement on
           Form S-3 filed on August 17, 1995 is incorporated herein by reference.
 99a*      Form of Letter of Transmittal.
 99b*      Form of Notice of Guaranteed Delivery.
 99c*      Form of Letter from Hubbell Incorporated to Registered
           Holders and Depository Trust Company Participants.
 99d*      Form of Instructions from Beneficial Owners to Registered
           Holders and Depository Trust Company Participants.
 99e*      Form of Letter to Clients.
 99f*      Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

-------------------

*  Filed herewith.

+ This exhibit constitutes a management contract, compensatory plan, or arrangement.

                                        2